Exhibit 99.2

LION GROUP HOLDING LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2022	2021

Assets
Current Assets
Cash and cash equivalents	$11,868,738	$15,098,151
Restricted cash-bank balances held on behalf of customers	2,942,560	653,324
Securities owned, at fair value	11,547,039	15,900,369
Receivables from broker-dealers and clearing organizations	50,775,530	87,938,377
Short-term loans receivable	3,578,046	-
Other receivables	118,506	67,352
Prepaids,deposits and other	3,616,933	8,741,735
Total current assets	84,447,352	128,399,308

Long term investment	1,492,582	1,550,314
Fixed assets, net	14,611,365	17,507,742
Right-of-use assets	1,279,030	-
Other assets	1,404,791	1,459,467
Total Assets	$103,235,120	$148,916,831

Liabilities, Mezzanine Equity and Stockholders’ Equity

Liabilities
Current Liabilities
Payables to customers	$28,613,350	$35,959,925
Payables to broker-dealers and clearing organizations	31,578,383	53,101,820
Accrued expenses and other payables	1,813,313	1,623,354
Derivative liabilities, at fair value	-	554,710
Short-term borrowings	110,000	110,000
Lease liability - current	535,228	-
Due to director	154,697	161,044
Total current liabilities	62,804,971	91,510,853

Lease liability - noncurrent	819,161	-
Convertible debentures	105,000	-
Warrant liabilities	1,181,250	1,940,625
Total Liabilities	64,910,382	93,451,478

Commitments and Contingencies

Mezzanine Equity
Series B Convertible Preferred Shares - 4,000 shares authorized, stated value of $1,000 per share, 4,000 shares issued and outstanding at June 30, 2022 and December 31, 2021, respectively	2,980,188	1,222,771

Stockholders’ Equity
Preferred shares, $0.0001 par value, 50,000,000 shares authorized Series A Convertible Preferred Shares - 345,000 shares authorized, stated value of $1,000 per share, 150 and 6,500 shares issued and outstanding at June 30, 2022 and December 31, 2021, respectively	90,674	3,929,206
Class A ordinary shares, $0.0001 par value, 300,000,000 shares authorized, 40,194,722 and 29,677,969 shares issued and outstanding at June 30, 2022 and December 31, 2021, respectively	4,020	2,968
Class B ordinary shares, $0.0001 par value, 150,000,000 shares authorized, 9,843,096 shares issued and outstanding at June 30, 2022 and December 31, 2021, respectively	984	984
Additional paid in capital	59,864,908	54,057,211
Accumulated deficit	(23,206,298)	(2,929,580)
Accumulated other comprehensive losses	(238,238)	(57,532)
Total LGHL shareholders’ equity	36,516,050	55,003,257

Non-controlling interest	(1,171,500)	(760,675)
Total shareholders’ equity	35,344,550	54,242,582

Total Liabilities, Mezzanine Equity and Shareholders’ Equity	$103,235,120	$148,916,831

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

LION GROUP HOLDING LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE INCOME (LOSS)

(UNAUDITED)

	Six Months Ended June 30,
	2022	2021
Revenues
Insurance brokerage commissions	340,218	$295,343
Securities brokerage commissions and fees	2,130,975	1,178,062
Market making commissions and fees	677,338	1,069,656
Interest income	1,894,170	304,406
Trading (loss) gains	(10,175,033)	369,484
Other income (loss)	782,601	383,346
	(4,349,731)	3,600,297

Expenses and others
Commissions and fees	2,116,021	1,189,243
Compensation and benefits	1,923,259	2,383,547
Occupancy	372,628	347,660
Communication and technology	930,518	947,292
Cost of crypto mining	-	219,662
General and administrative	681,860	630,059
Professional fees	2,982,570	990,011
Research and development	4,160,033	-
Services fees	1,070,887	2,474,122
Interest	1,021,773	942,264
Depreciation	1,198,122	279,680
Marketing	391,211	553,758
Payment service charge	(2,361)	292,630
Impairment of fixed assets	1,691,079	-
Impairment of cryptocurrencies	293,619	-
Change in fair value of warrant liabilities	(759,375)	2,411,429
Other operating	(23,328)	19,474
	18,048,516	13,680,831

Loss before income taxes	(22,398,247)	(10,080,534)

Income tax expense	(3,071)	(54,367)

Net loss	$(22,401,318)	$(10,134,901)

Net loss attributable to non-controlling interests	(2,124,600)	(36,227)

Net loss attributable to LGHL	$(20,276,718)	$(10,098,674)

Deemed dividend on the effect of the down round features	-	(1,021,500)
Dividends and deemed dividends on preferred shares	(546,141)	(1,562,905)

Net loss attributable to LGHL ordinary shareholders	$(20,822,859)	$(12,683,079)

Loss per share for both Class A and Class B - basic and diluted	$(0.52)	$(0.47)

Weighted average Class A ordinary shares outstanding - basic and diluted	35,295,167	22,690,522

Weighted average Class B ordinary shares outstanding - basic and diluted	5,088,873	4,041,875

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

LION GROUP HOLDING LTD.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(UNAUDITED)

	Six Months Ended June 30,
	2022	2021

Net loss	$(22,401,318)	$(10,134,901)

Other comprehensive loss
Foreign currency translation adjustment	(180,706)	(25,065)
Comprehensive loss	$(22,582,024)	$(10,159,966)

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

LION GROUP HOLDING LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(UNAUDITED)

	Series A Convertible		Class A		Class B		Additional		Other	Non-
	Preferred Shares		Ordinary Shares		Ordinary Shares		Paid in	Accumulated	Comprehensive	Controlling
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	(Loss) Income	Interest	Total

Balance at January 1, 2022	6,500	$3,929,206	29,677,969	$2,968	9,843,096	$984	$54,057,211	$(2,929,580)	$(57,532)	$(760,675)	$54,242,582

Effect of early adoption of ASU 2020-06	-	-	-	-	-	-	(1,590,676)				$(1,590,676)
Conversion of Series A Convertible Preferred Shares and accrued dividends	(6,350)	(3,838,532)	8,066,753	807		-	4,032,725	-	-	-	$195,000
Accrued dividends on Series A Convertible Preferred Shares	-	-	-	-	-	-	(10,533)	-	-	-	$(10,533)
Deemed dividend on Series B Convertible Preferred Shares in connection with accretion of discounts	-	-	-	-	-	-	(166,741)	-	-	-	$(166,741)
Accrued dividends on Series B Convertible Preferred Shares	-	-	-	-	-	-	(249,333)	-	-	-	$(249,333)
Issuance of ordinary shares to nonemployees in connection with 2020 Share Incentive Plan	-	-	2,450,000	245	-	-	1,837,255	-	-	-	$1,837,500
Effect of a modification of the existing warrants as debt issuance costs (ASU 2021-04)	-	-	-	-	-	-	1,955,000	-	-	-	$1,955,000
Contribution from noncontrolling shareholder										1,713,775	$1,713,775
Net Income (loss)								(20,276,718)		(2,124,600)	$(22,401,318)
Other comprehensive income (loss)	-	-	-	-	-	-	-	-	(180,706)		$(180,706)

Balance at June 30, 2022	150	$90,674	40,194,722	$4,020	9,843,096	$984	$59,864,908	$(23,206,298)	$(238,238)	$(1,171,500)	$35,344,550

	Series A Convertible		Class A		Class B		Additional		Accumulated Other	Non-
	Preferred Shares		Ordinary Shares (i)		Ordinary Shares (i)		Paid in	Accumulated	Comprehensive	Controlling
	Shares	Amount	Shares	Amount	Shares	Amount	Capital (i)	Deficit	(Loss) Income	Interest	Total

Balance at January 1, 2021 (as restated)	-	$-	9,627,553	$963	9,843,096	$984	$12,269,761	$(2,952,362)	$(17,468)	$-	$9,301,878
Issuance of January 2021 Call Options for service	-	-	-	-	-	-	1,909,000	-	-	-	1,909,000
Conversion of Debenture into ordinary shares	-	-	889,667	89	-	-	1,611,511	-	-	-	1,611,600
Exercise of December 2020 Warrants	-	-	14,200,000	1,420	-	-	27,398,580	-	-	-	27,400,000
Exercise of August 2020 PIPE Warrants	-	-	770,833	77	-	-	1,541,589	-	-	-	1,541,666
Issuance of Series A Convertible Preferred Shares and detachable February 2021 Warrants, net of costs	7,000	2,668,548	-	-	-	-	3,630,452	-	-	-	6,299,000
Beneficial conversion feature in connection with Series A Convertible Preferred Shares	-	1,562,905	-	-	-	-	(1,562,905)		-	-	-
Issuance of ordinary shares in connection with 2020 Share Incentive Plan	-	-	1,486,504	148	-	-	(148)	-	-	-	-
Issuance of ordinary shares to Yun Tian	-	-	353,623	36	-	-	777,935	-	-	-	777,971
Exercise of January 2021 Call Options	-	-	2,000,000	200	-	-	3,999,800	-	-	-	4,000,000
Net loss	-	-	-	-	-	-	-	(10,098,674)	-	(36,227)	(10,134,901)
Other comprehensive (loss)	-	-	-	-	-	-	-	-	(25,065)	-	(25,065)
Balance at June 30, 2021	7,000	$4,231,453	29,328,180	$2,933	9,843,096	$984	$51,575,575	$(13,051,036)	$(42,533)	$(36,227)	$42,681,149

(i)	Par value of ordinary shares, additional paid-in capital and share data have been retroactively restated to give effect to the reverse recapitalization that is discussed in Note 1.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

LION GROUP HOLDING LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the six months ended June 30,
	2022	2021
Cash Flows from Operating Activities
Net loss	$(22,401,318)	$(10,134,901)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock based compensation expense	650,275	190,900
Impairment of fixed assets	1,691,079	-
Change in fair value of warrant liabilities	(759,375)	2,411,429
Change in fair value of option liability	(554,710)	-
Amortization of right-of-use assets	393,355	-
Impairment on cryptocurrencies	293,619	-
Amortization of debt discounts	105,000	783,994
Depreciation	1,198,122	367,851
Deferred taxes	-	(465)
(Increase) decrease in operating assets
Securities owned	4,353,330	(30,308,178)
Receivables from broker-dealers and clearing organizations	37,162,847	(15,600,774)
Prepaids, deposits and other assets	6,459,494	(788,042)
Crypto currencies	(438,042)	(201,152)

Increase (decrease) in operating liabilities
Payables to customers	(7,346,575)	9,141,570
Payables to broker-dealers and clearing organizations	(21,523,437)	20,424,818
Accrued expenses and other payables	(188,473)	(621,266)
Net cash used in operating activities	(904,809)	(24,334,216)

Cash Flows from Investing Activities
Purchases of fixed assets	-	(2,597,361)
Investment in investment funds	-	(1,548,565)
Short term loans receivable	(5,072,151)	(1,007,759)
Collection of short term loan	1,484,711	684,861
Net cash used in investing activities	(3,587,440)	(4,468,824)

Cash Flows from Financing Activities
Proceeds from the exercise of December 2020 warrants	-	27,400,000
Proceeds from the exercise of August 2020 PIPE Warrants	-	1,541,666
Proceeds from the exercise of January 2021 Call Options	-	4,000,000
Proceeds from issuance Series A Convertible Preferred Shares and detachable warrants, net of issuance costs	-	6,299,000
Proceeds from issuance of ordinary shares to Yuntian	-	777,971
Proceeds from issuance of convertible debenture	1,955,000	-
Contribution from noncontrolling shareholder	1,713,775	-
Repayment of Short-term borrowings	-	(293,449)
Net cash provided by financing activities	3,668,775	39,725,188

Effect of Exchange Rate Changes on Cash, Cash Equivalents, and Restricted Cash	(116,703)	(18,678)

Net Change in Cash, Cash Equivalents, and Restricted Cash	(940,177)	10,903,470

Cash, Cash Equivalents, and Restricted Cash - Beginning of Year	15,751,475	4,794,097
Cash, Cash Equivalents, and Restricted Cash - End of Year	$14,811,298	$15,697,567

Noncash Investing and Financing Activities
Transfer from other assets to intangible assets	$-	$8,000,000
Value of January 2021 Call Options issued for service	$-	$1,909,000
Issuance of ordinary shares in connection with 2020 Share Incentive Plan	$-	$148
Effect of early adoption of ASU 2020-06	$1,590,676	$-
Conversion of Debenture into ordinary shares	$-	$1,611,511
Conversion of Series A Convertible Preferred Shares and accrued dividends	$4,033,532	$-
Accrued dividends on Series A and Series B Convertible Preferred Shares	$259,866	$-
Deemed dividend on Series A and Series B Convertible Preferred Shares	$166,741	$-
Lease liabilities arising from obtaining right-of-use assets	$1,668,956	$-

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$875,499	$104,927
Cash paid for income taxes	$3,069	$54,667

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

LION GROUP HOLDING LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2022

Note 1 — Organization and Principal Activities

Lion Group Holding Ltd. (the “Company”, “Lion” or “LGHL”) is a company with limited liability registered as an exempted company in the Cayman Islands.

The Company and its subsidiaries (collectively referred to as the “Group”) provide securities, futures and derivatives brokerage services, insurance brokerage services and market maker trading services. As a result of the transaction described below, the Company’s ordinary shares and warrants started to be traded on the NASDAQ Capital Market under the ticker symbols LGHL and LGHLW, respectively on June 17, 2020. Each American Depositary Shares (“ADSs”) of the Company represents one Class A ordinary share.

Reverse Recapitalization

The Company was incorporated on February 11, 2020 for the sole purpose of consummating the business combination described further below. A business combination agreement dated March 10, 2020, as amended and restated on May 12, 2020 (the “Business Combination Agreement”), was entered into by and among the Company, Proficient Alpha Acquisition Corp., a Nevada corporation (“PAAC”), Lion MergerCo I, Inc., a Delaware corporation and a wholly-owned subsidiary of the Company (the “Merger Sub”), Lion Financial Group Limited, a corporation organized under the laws of the British Virgin Islands (“LFGL”), each of the holders of LFGL’s outstanding capital shares (collectively, the “Sellers”) and the other parties thereto (collectively, the “Business Combination”). The exchange consideration was approximately $131.3 million.

On June 16, 2020, the Company consummated the Business Combination (the “Closing”) and each of PAAC and LFGL became a wholly-owned subsidiary of the Company and the Company became a new public company owned by the prior stockholders of PAAC and the prior shareholders of LFGL, where each outstanding share of PAAC common stock has been exchanged for one Class A ordinary share of the Company, each outstanding warrant of PAAC has been exchanged for one warrant of the Company and each outstanding right of PAAC has been exchanged for one-tenth of one Class A ordinary share of the Company, resulting in 4,507,574 Class A ordinary shares and 17,795,000 warrants being issued to PAAC stockholders; and where the Company acquired all of the issued and outstanding shares of LFGL, i.e. 50,000 ordinary shares of LFGL from each of LFGL shareholders, in exchange for 12,891,602 ordinary shares (including 3,140,388 Class A and 9,751,214 Class B, “Exchange Shares”) of the Company, valued at a price per share equal to the price at which each share of PAAC common stock was redeemed, i.e. $10.185 per share.

The Business Combination was accounted for as a reverse recapitalization in accordance with U.S. generally accepted accounting principles. Under this method of accounting, LGHL and PAAC are treated as the “acquired” company for financial reporting purpose. This determination was primarily based on LFGL comprising the ongoing operations of the combined company, LFGL’s senior management comprising the senior management of the combined company, and LFGL’s stockholders having a majority of the voting power of the combined company. Accordingly, for accounting purposes, LFGL is deemed the accounting acquirer in the transaction. The transaction is not a business combination because neither PAAC nor LGHL was a business under ASC 805. Consequently, the transaction is treated as the equivalent of LFGL issuing stock for the net monetary assets of PAAC, accompanied by a recapitalization of LFGL. Accordingly, the consolidated assets, liabilities and results of operations of LFGL are the historical financial statements of the combined company, and LGHL and PAAC’s assets, liabilities and results of operations are consolidated with LFGL beginning on June 16, 2020.

The consolidated financial statements are prepared as a continuation of the financial statements of LFGL, the acquirer and predecessor, with retrospective adjustments to give effect of the reverse recapitalization. The equity is restated using the exchange ratio of 141.81 established in the reverse recapitalization transaction, which is 7,090,381 (the number of Exchange Shares excluding Escrow Shares, see below) divided by 50,000, to reflect the equity structure of the legal acquirer, LGHL. Earnings (loss) per share is retrospectively restated using the historical weighted-average number of ordinary shares outstanding multiplied by the exchange ratio.

The par value of ordinary shares was adjusted retrospectively from $0 to $709, and the difference of $709 was adjusted retrospectively as additional paid-in capital as of January 1, 2018. The consolidated statements of changes in stockholders’ equity for the years ended December 31, 2020, 2019 and 2018 were also adjusted retrospectively to reflect this change. Upon the consummation of the reverse recapitalization, the assets and liabilities of PAAC were recognized at fair value. The fair value of cash and short-term liabilities acquired approximates their historical costs due to their short maturity. After the redemption of ordinary shares of PAAC before the closing of the Business Combination, the net assets acquired by the Company were in the amount of $171,357 (as restated), which were recorded as a decrease in additional paid-in capital. Assets and liabilities of PAAC upon the consummation of the reverse recapitalization are as follows:

Cash	$2,476,198
Prepaid expenses and other current assets	209
Warrant liabilities	(2,247,087)
Accrued expenses	(57,963)
Net assets acquired by LGHL as of June 16, 2020	$171,357

During the year ended December 31, 2020, the Group incurred approximately $2.4 million of direct and incremental transaction costs, consisting of legal, accounting and financial consulting services directly associated with the reverse recapitalization. In accordance with SEC reporting guidance with regards to an operating company’s reverse acquisition with a nonoperating company having some cash, transaction costs incurred for the reverse acquisition, such as legal fees, investment banking fees and the like, may be charged directly to equity to the extent of the cash received, while all costs in excess of cash received should be charged to expense. Accordingly, the Group charged transaction costs of approximately $2.4 million to additional paid in capital in the consolidated financial statements.

1,933,740 Class B ordinary shares being 15% of the Exchange Shares (“Indemnity Escrow Shares”) otherwise issuable to LFGL shareholders are set aside in escrow for a period of 24 months after the closing to satisfy any post-closing purchase price adjustment and indemnification claims prescribed in the Business Combination Agreement. Additionally, 3,876,481 Class B ordinary shares being 30% of the Exchange Shares (the “Earnout Escrow Shares”, together with any dividends, distributions or other income on the Earnout Escrow Shares, the “Earnout Escrow Property”) otherwise issuable to LFGL shareholders are set aside in escrow until released upon the satisfaction of certain financial milestones below:

●	In the event that the net income for the calendar year ended December 31, 2021 (the “2021 Net Income”), as set forth in LGHL’s audited financial statements, is equal to or greater than $19,000,000 (the “First Net Income Target”), then, the Class B Sellers’ rights to 50% of the Earnout Escrow Property (the “First Half Earnout Property”) shall vest and shall no longer be subject to forfeiture. If the 2021 Net Income is less than the First Net Income Target, but is equal to or greater than $9,500,000, then the Sellers’ rights to 50% of the First Half Earnout Property shall vest and shall no longer be subject to forfeiture. In all other cases, the First Half Earnout Property will be forfeited.

●	In the event that the net income for the calendar year ended December 31, 2022 (the “2022 Net Income”), as set forth in LGHL’s audited financial statements, is equal to or greater than $21,850,000 (the “Second Net Income Target”), then the Class B Sellers’ rights to the remaining Earnout Escrow Property (after giving effect to any forfeitures for the 2021 calendar year, the “Second Half Earnout Property”) shall vest and shall no longer be subject to forfeiture. If the 2022 Net Income is less than the Second Net Income Target, but is equal to or greater than $10,925,000, then the Class B Sellers’ rights to 50% of the Second Half Earnout Property shall vest and shall no longer be subject to forfeiture. In all other cases, the Second Half Earnout Property will be forfeited.

Principal Activities

The Group generates commission revenues by enabling its customers to trade in securities, futures and derivative markets throughout the world. The Group’s trading customers consist of corporate clients, individual traders and retail investors primarily located in People’s Republic of China (“PRC”) and Southeast Asia, although its trading platform allows it to serve customers worldwide.

The Group also generates commission revenues by providing insurance brokerage services to high-net-worth individuals primarily located in the PRC.

In May 2019, the Group began to serve as the counterparty to its customers in derivative transactions. This predominantly occurs when a customer utilizes a contract for difference (CFD). CFDs allow for the exchange of the difference in value of a particular asset such as a currency pair between the time at which a contract is opened and the time at which it is closed. If the trades of one customer can be used to naturally offset the trades of another customer, the Group will act as the market maker to offer liquidity and pricing to both customers. When such an offsetting is not available, the Group may choose to use its own trades to offset the trades of its customer, and the Group may also act as a broker in arranging trades between the customer and third-party market makers.

The Group officially began offering total return swap (TRS) trading services to customers in July 2020. The Group has entered into International Swaps and Derivatives Association (ISDA) master agreements and related supplementary agreements with two of the top five swap traders in China. The Group is currently offering A-shares (shares that are denominated in Renminbi and traded in the Shanghai Stock Exchange and Shenzhen Stock Exchange) and Hong Kong stock basket linked TRS, which provides international investors seeking to invest in the China stock market with higher leverage compared with buying A-share stocks directly. The Group earns income from the spread on interest rate loans provided to TRS trading customers and loans borrowed from its business partners. In addition, the Group also receives commissions and fees from customers for trades made through the TRS trading service.

For the six months ended June 30, 2022 and 2021, the Group had three trading customers accounted for more than 34% and 68% of its total revenue, respectively. For the six months ended June 30, 2022 and 2021, one clearing broker accounted for 68.0% and 68.2%, respectively, of the Group’s total commissions expense.

For the six months ended June 30, 2022 and 2021, the Group placed 79% (less than 10% of the total revenue for the six months of 2022) and 82% (less than 10% of total revenue for the first six months of 2021) of its insurance brokerage sales with one insurance provider.

The Group commenced bitcoin mining operations in late May 2021 and voluntarily ceased the operation since October 2021 as a result of the hiked electricity cost as well as the change in the regulatory environment in the PRC.

In January 2022, the Group launched the non-fungible token, or NFT, business through Flying Lion Limited, including (i) issuance of MetaWords character NFTs and MetaWords work NFTs (collectively, the “MetaWords NFTs”), and (ii) the establishment of the NFT trading platform, namely the Lion NFT platform (f/k/a/ Meta World). The Group created and minted the MetaWords NFTs by converting Xu Bing’s characters in his artwork Book from the Ground and sold MetaWords NFTs to the NFT collectors.

The sales were conducted through an online auction or blind boxes direct sell on the Lion NFT platform.

The subsidiaries of the Company include a participant of the Stock Exchange of Hong Kong Limited (“SEHK”) and Hong Kong Securities Clearing Company Limited (“HKSCC”), remote trading member of Singapore Exchange Limited (“SGX”), and member of the Professional Insurance Brokers Association Limited (“PIBA”); possess the licenses issued by Hong Kong Securities and Futures Commission (“HKSFC”) to carry out regulated activities including Type 1 Dealing in Securities, Type 2 Dealing in Futures Contracts, Type 4 Advising on Securities, Type 5 Advising on Futures Contracts, and Type 9 Asset Management, the full license issued by Cayman Islands Monetary Authority (“CIMA”) to carry out securities investment business including Broker Dealer and Market Maker, and the Capital Markets Service License (“CMS License”) issued by the Monetary Authority of Singapore.

COVID-19

In December 2019, COVID-19 emerged and has subsequently spread worldwide. In March 2020, the World Health Organization declared COVID-19 as a pandemic. In the fiscal year of 2021, some instances of COVID-19 infections emerged in various regions worldwide. Governments around the globe have taken measures to contain the spread of the COVID-19 virus, including quarantining individuals infected with or suspected of having COVID-19, prohibiting residents from free travel, encouraging employees of enterprises to work remotely from home and cancelling public activities, among others. COVID-19 has also resulted in temporary closure of many corporate offices and factories around the world. In addition, as the outbreak continues to threaten global economies, it may continue to cause significant market volatility and declines in general economic activities. Since December 2021, there has been a recurrence of COVID-19 outbreaks in China and Hong Kong due to the Delta and Omicron variants. Like most companies, the Group’s various business lines have been adversely impacted by COVID-19. CFD trading volume and futures contract volumes decreased significantly compared to prior year, which was mainly attributable to economic and financial impact brought about by COVID-19 on the Group’s customers, causing a decrease in both their willingness to trade and make investments as well as their disposable income allocated making such transactions. Furthermore, customers’ concerns about future unpredictability also caused their trading activity to decline, impacting the Group’s CFD trading business in particular. In addition, travel restrictions in Hong Kong caused cancellations and prevented management from attending branding, business promotion, and exhibition activities, which limited the opportunities to acquire new customers. Meanwhile, the Group’s futures and insurance brokerage businesses were negatively affected as new or existing customers may not be able to travel to Hong Kong to open new futures trading accounts or purchase insurance products. No impairments were recorded as of the condensed consolidated balance sheet date, as the carrying amounts of the Group’s assets are expected to be recoverable; however, due to significant uncertainty surrounding the situation, management’s judgment regarding this could change in the future. In addition, the Group cannot reasonably estimate the related financial impact to the Group’s future financial results given the uncertainties surrounding the duration of the outbreak. The Group continues to monitor the impact of the COVID-19 outbreak closely.

Details of the Company’s subsidiaries as of June 30, 2022 are as follows:

Company name	Date of Incorporation or acquisition	Place of incorporation or establishment	Ownership interest	Principal activities
Lion Financial Group Limited	June 16, 2015	British Virgin Islands	100%	Investment holding

Lion Wealth Management Limited	February 16, 2017	British Virgin Islands	100%	Investment holding

Lion International Securities Group Limited	May 20, 2016	Hong Kong	100%	Securities brokerage

Lion Futures Limited	May 20, 2016	Hong Kong	100%	Futures brokerage

Lion Investment (Hong Kong) Limited (F/K/A Lion Foreign Exchange Limited)	May 20, 2016	Hong Kong	100%	Dormant

Lion Asset Management Limited (F/K/A Lion Capital Management Limited)	May 20, 2016	Hong Kong	100%	Asset management

BC Wealth Management Limited	October 14, 2014	Hong Kong	100%	Insurance brokerage

Lion Wealth Limited	October 4, 2018	Hong Kong	100%	Marketing and support service

Lion Brokers Limited	May 2, 2017	Cayman Islands	100%	Broker dealer and market maker

Lion Investment Fund SPC	June 11, 2019	Cayman Islands	100%	Dormant

Lion International Financial (Singapore) Pte. LTD.	July 26,2019	Singapore	100%	Dormant

Lion Group North America Corp. (F/K/A Proficient Alpha Acquisition Corp.)	June 16, 2020	Nevada, USA	100%	Dormant

Lion Fintech Group Limited	April 13, 2021	British Virgin Islands	100%	Investment holding

Royal Lion Investment Limited	April 13, 2021	Cayman Islands	70%	Investment holding

Royal Lion Middle East DMCC	April 13, 2021	Dubai	70%	Trading in crypto-commodities

Lion NFT Limited	May 7, 2021	British Virgin Islands	90%	Investment and innovation in digital assets

Flying Lion Limited	June 17, 2021	Cayman Islands	70%	Investment and innovation in digital assets

Lion Group (Hangzhou) Investment Limited	May 7, 2021	China	100%	Technology development, consulting, conference and exhibition services

Aquarius Sponsor Ltd.	April 12, 2021	British Virgin Islands	51%	Investment holding

Aquarius II Sponsor Ltd/	May 4, 2021	British Virgin Islands	51%	Investment holding

Aquarius I Acquisition Corp.	April 15, 2021	Cayman Islands	51%	Special purpose acquisition company

Aquarius II Acquisition Corp.	May 5, 2021	Cayman Islands	51%	Special purpose acquisition company

Lion Metaverse Limited	October 26, 2021	British Virgin Islands	50%	Technology development

Lion Multi-Series Fund SPC	December 3, 2021	Cayman Islands	100%	Assets management

Lion Silver Capital Limited	February 24, 2022	British Virgin Islands	51%	Assets management

Note 2 — Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements reflect all adjustments that, in the opinion of management, are necessary to fairly present the financial statements for the interim periods. The condensed consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and have been prepared in accordance with the regulations of the Securities and Exchange Commission (“SEC”) for interim financial statements. Results for the interim periods are not necessarily indicative of results to be expected for the full year. These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes as of and for the year ended December 31, 2021.

Emerging Growth Company Status

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, (the “Securities Act”), as modified by the Jumpstart our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, and its subsidiaries in which it has a controlling financial interest. A subsidiary is an entity (including a structured entity), directly or indirectly, controlled by the Company. The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in consolidation. The Group consolidates the loss of the subsidiaries and subtracts the net loss that is attributable to the non-controlling interest holders in calculating the net income (loss) that is attributable to the Group.

Translation of Foreign Currencies

The functional currency is the U.S. dollar for the Group’s Cayman Island operations and the Hong Kong dollar for all other Group operations. The Group’s reporting currency is the U.S. dollar. Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates, income statement accounts are translated at average rates of exchange for the year and equity is translated at historical exchange rates. Any translation gains or losses are recorded in other comprehensive income (loss). Gains or losses resulting from foreign currency transactions are included in net income.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements as well as the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of deposits with banks and all highly liquid investments, with maturities of three months or less, that are not segregated and deposited for regulatory purposes. The Group does not have any cash equivalents as of June 30, 2022 and December 31, 2021.

The Group maintains its cash in bank deposit accounts which at times may exceed insured limits. The Group has not experienced any losses in such accounts. Management believes that the Group is not exposed to any significant credit risk on cash and cash equivalents.

Restricted Cash — Bank Balances Held on Behalf of Customers

The Group maintains segregated trust accounts with licensed banks or payment platform to hold customer funds in accordance with the relevant legislation. The Group has classified customer funds as bank balances held on behalf of customers with a corresponding payable to customers in the liabilities section of the condensed consolidated balance sheets.

Securities Owned and Derivatives

The Group’s proprietary trading securities transactions are recorded on the trade date, as if they had settled.

Securities, futures and derivative positions are recorded at fair value in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 820 “Fair Value Measurements and Disclosures” (“ASC 820”).

Receivables

Receivables arise from the business of dealing in investment securities, futures and derivatives and include the amounts due on brokerage transactions on a trade-date basis. Broker-dealers will require balances to be placed with them in order to cover the positions taken by its customers. Clearing house receivables typically represent proceeds receivable on trades that have yet to settle and are usually collected within two days.

Receivables from broker-dealers and clearing organizations as presented in the condensed consolidated balance sheets represent such receivables related to the Group’s customer trading activities, including customers’ cash deposits, receivables arising from unsettled trades in securities, futures and CFD trading service, and receivables arising from the Group’s TRS trading service in an amount generally equal to the market value of A-shares. Receivables from broker-dealers and clearing organizations include such receivables arising from the Group’s proprietary trading activities as well.

Commissions receivable represent commissions due from trading activities and from insurance providers once referrals have been made and the transactions have been executed under the terms of the relevant insurance policy or subscription agreement. As of June 30, 2022 and December 31, 2021, commissions receivable amounted to $20,754 and $32,463, respectively, are included in the line item “prepaids, deposits and other” in the condensed consolidated balance sheets.

Crypto Currencies

The following table presents the activities of the crypto currencies for the six months ended June 30, 2022 and 2021:

BNB and WBNB
Crypto currencies at January 1, 2022	$-
Additions of crypto currencies(1)	438,042
Realized gain on sale of crypto currencies	-
Impairment of crypto currencies	(293,619)
Sale of crypto currencies	-
Crypto currencies at June 30, 2022(4)	$144,423

Bitcoins
Crypto currencies at January 1, 2021	$-
Additions of crypto currencies(2)	201,152
Realized gain on sale of crypto currencies	-
Impairment of crypto currencies(3)	-
Sale of crypto currencies	-
Crypto currencies at June 30, 2021(4)	$201,152

(1)	Binance Coin (“BNB”) and Wrapped BNB (“WBNB”) obtained from the sales of NFTs. The Group collected in an aggregate of approximately US$438,000 at the spot token price upon the completion of the sale of NFTs. As of June 30, 2022, the Group recorded an impairment charge of approximately US$294,000.
(2)	Bitcoins obtained from the crypto currency mining activities.
(3)	The Group did not recognize impairment loss on crypto currencies during the year ended December 31, 2021 as the crypto currencies were converted to stable coins shortly after the consideration was received and all stable coins were liquidated before the year end.
(4)	The balance was included in the line item “other assets” in the condensed consolidated balance sheet as of June 30, 2022.

Crypto Currency Machines

Management has assessed the basis of depreciation of the Group’s crypto currency machines used to verify crypto currency transactions and generate crypto currencies and believes they should be depreciated over a 3-year period. The rate at which the Group generates digital assets and, therefore, consumes the economic benefits of its transaction verification servers are influenced by a number of factors including the following:

●	the complexity of the transaction verification process which is driven by the algorithms contained within the bitcoin open source software;

●	the general availability of appropriate computer processing capacity on a global basis (commonly referred to in the industry as hashing capacity which is measured in Petahash units); and

●	technological obsolescence reflecting rapid development in the transaction verification server industry such that more recently developed hardware is more economically efficient to run in terms of digital assets generated as a function of operating costs, primarily power costs i.e. the speed of hardware evolution in the industry is such that later hardware models generally have faster processing capacity combined with lower operating costs and a lower cost of purchase.

The Group operates in an emerging industry for which limited data is available to make estimates of the useful economic lives of specialized equipment. Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. This assessment takes into consideration the management’s expectations regarding the direction of the industry including potential changes in technology.

To the extent that any of the assumptions underlying management’s estimate of useful life of its transaction verification servers are subject to revision in a future reporting period either as a result of changes in circumstances or through the availability of greater quantities of data then the estimated useful life could change and have a prospective impact on depreciation expense and the carrying amounts of these assets. For the six months ended June 30, 2022, the Company fully impaired and disposed of the mining equipment in an amount of approximately $1.7 million, resulting from the stumbled Bitcoin price and the change in the regulatory environment in the PRC.

NFT - Intangible assets

Due to the lack of physical substance, the Group considers MetaWords NFTs that the Group created meet the definition of intangible assets and would generally be accounted for under ASC 350 Intangibles — Goodwill and Other. The useful life is indefinite according to ASC 350-30-35-4. The Group understands that there is no clear guidance either authoritative or nonauthoritative on the accounting treatment of NFTs yet. In the cases in which the Group shall account for the initial recognition of NFTs on balance sheet, it considers the following applicable guidance:

ASC 350-30, General Intangibles Other Than Goodwill

ASC 985-20, Software to be sold, leased, or otherwise marketed

By analogy to the guidance above, capitalization of the costs commences on the establishment of technological feasibility (i.e. the completion of a working model) and ceases when the NFTs are made available for release to customers. Indefinite-lived intangible assets are not amortized. Instead, they are tested for impairment annually or upon a triggering event that indicates it is more likely than not that the asset is impaired. The impairment test under ASC 350 is a one-step test that compares the fair value of the intangible asset with its carrying value. If the fair value is less than the carrying value, an impairment is recorded. Once the intangible asset is impaired, the impairment loss is not reversed if the fair value subsequently increases.

As of June 30, 2022, the Group considers the value of the NFTs held on hand is immaterial to the consolidated financial statements taken as a whole. In accordance with the accounting policies mentioned above, the Group initially capitalized the costs of NFTs in intangible assets which primarily included the gas fees, the blockchain transaction fee paid to network validators for their services, in an aggregate of less than $1,000, and subsequently determined to fully impair. Gas fees were paid by BNB tokens and measured at the fair value of the tokens on the date paid. As a result, as of June 30, 2022, the carrying value of NFTs included in intangible assets was zero.

For NFTs held by users, the Group does not provide custody services either directly or indirectly, and neither it has control of these digital assets nor does it have any related liability. They are off-balance sheet in the Group’s financial statements.

Fixed Assets, Net

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis using estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Payables

Payables arise from the business of dealing in investment securities, futures and derivatives. Payables to customers as presented in the condensed consolidated balance sheets represent such payables related to the Group’s customer trading activities as well as the cash balances held on behalf of customers.

The Group borrows loans from business partners at benchmark interest rate plus a fixed spread, and immediately lent to TRS trading service customers. Net loans borrowed from TRS business partners are included in the line item “payables to broker-dealers and clearing organizations”. As of June 30, 2022 and December 31, 2021, the balance of payables to broker-dealers and clearing organizations was primarily comprised of such net loans.

Commissions payable mainly represent amounts owed to referral sources of insurance brokerage business outside of the Group for transactions referred based on the terms of the underlying agreements. As of June 30, 2022 and December 31, 2021, commissions payable amounted to $53,342 and $26,801, respectively and are included in the line item “accrued expenses and other payables” in the condensed consolidated balance sheets.

Revenue Recognition

See Note 3 for details.

Commissions and Fees

Commissions and fees related to securities, derivative and TRS trading transactions are recorded on a trade date basis. Commissions expense on insurance products are recognized on the closing date of a transaction as determined by the terms of the relevant contract and insurance policy.

Convertible Securities, Warrants and Derivative Instruments

The accounting treatment of warrants and convertible securities issued is determined pursuant to the guidance provided by ASC 470, Debt, ASC 480, Distinguishing Liabilities from Equity, and ASC 815, Derivatives and Hedging (“ASC 815”), as applicable. Each feature of freestanding financial instruments including, without limitation, any rights relating to subsequent dilutive issuances, equity sales, rights offerings, conversions, optional redemptions and dividends are assessed with determinations made regarding the proper classification in the Company’s consolidated financial statements.

The Company evaluates all of its equity-linked financial instruments, including issued stock purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and ASC 815. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity and whether embedded derivative shall be bifurcated from the host instrument and separately accounted for as a derivative, is reassessed at the end of each reporting period. Derivative assets and liabilities are recorded at fair value at inception and re-valued at each reporting date, with changes in the fair value reported in the condensed consolidated statements of operations.

On January 1, 2022, the Company early adopted Accounting Standards Update (“ASU”) ASU 2020-06, Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06)”. The new ASU eliminates the beneficial conversion and cash conversion accounting models for convertible instruments. It also amends the accounting for certain contracts in an entity’s own equity that are currently accounted for as derivatives because of specific settlement provisions. In addition, the new guidance modifies how particular convertible instruments and certain contracts that may be settled in cash or shares impact the diluted EPS computation. For public business entities that meet the definition of an SEC filer, excluding entities eligible to be smaller reporting companies as defined by the SEC, the guidance is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. For all other entities, the guidance is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020. The Company early adopted ASU 2020-06 in the first interim period of 2022 using the modified retrospective method which resulted in a reclassification of the unamortized portion of the beneficial conversion feature from additional paid-in capital to Series B Preferred shares on the condensed consolidated balance sheet.

Earnings (Loss) per Ordinary Share

The Company complies with accounting and disclosure requirements ASC Topic 260, “Earnings Per Share”, which requires earnings per share for each class of stock (ordinary shares and participating securities) to be calculated using the two-class method. The two-class method is an allocation of earnings between the holders of ordinary shares and a company’s participating security holders. Under the two-class method, earnings for the reporting period are allocated between ordinary shareholders and other security holders based on their respective participation rights in undistributed earnings. As the Company’s two classes of ordinary shares have the same dividend rights, earnings (loss) per share for each class of ordinary shares have the same results.

Basic earnings (loss) per ordinary share is computed by dividing net income or loss available to ordinary shareholders by the weighted average number of ordinary shares issued and outstanding for the periods. For the six months ended June 30, 2021, the December 2020 Convertible Debenture (as discussed in Note 14) which was fully converted into the Company’s Class A ordinary shares, as represented by ADSs in the first half of 2021 and the December 2020 Series A Warrant (as discussed in Note 14) which was exercised into the Company’s Class A ordinary shares, as represented by ADSs in the first half of 2021, have the same dividend rights as the ordinary shares on an as-converted and as-exercised basis, and therefore qualify as participating securities for the period they were outstanding in accordance with ASC 260. The holders of Convertible Debenture and Series A Warrant do not have a contractual obligation to share in the Company’s losses, therefore participating securities are excluded from the calculation of earnings (loss) per share for the six months ended June 30, 2021 in which there were losses available to ordinary shareholders.

In accordance with ASC 260-10-45, the 3,867,481 Class B of Earnout Escrow Shares are considered contingently returnable shares and therefore are excluded from the computation of basic earnings (loss) per share for all periods presented (on a retroactively adjusted basis). Since 2021, 50% of 1,933,740 Class B of Indemnity Escrow Shares was included in the computation of basic earnings (loss) per share and the remaining 50% was included starting from June 16, 2022, the twenty-four month anniversary of the Business Combination.

For purposes of determining diluted earnings (loss) per ordinary share, basic earnings (loss) per ordinary share is further adjusted to include the effect of potential dilutive ordinary shares outstanding during the period. Potential ordinary shares consist of the incremental ordinary shares upon exercise of warrants using the treasury stock method and upon conversion of convertible debt using the if-converted method.

For the six months ended June 30, 2022 and 2021 (on a retroactively adjusted basis), the following potential dilutive securities denominated in ordinary shares equivalents were excluded for the periods they were outstanding from the computation of diluted earnings (loss) per share because to do so would have been antidilutive. As a result, diluted earnings (loss) per ordinary share is the same as basic earnings (loss) per ordinary share for all periods presented.

		Six Months Ended June 30,
		2022	2021
SPAC Warrants		17,795,000	17,795,000
August 2020 PIPE Warrants	See Note 13	729,167	1,500,000
December 2020 Convertible Debenture	See Note 12	—	800,000
December 2020 Warrants	See Note 12	—	13,700,000
January 2021 Call Options	See Note 13	4,000,000	6,000,000
Series A Convertible Preferred Shares	See Note 12	2,333,333	2,333,333
February 2021 Warrants	See Note 12	38,800,000	26,666,667
Series B Convertible Preferred Shares	See Note 12	4,807,007	—
December 2021 Warrants	See Note 12	2,285,715	—
May 2022 Convertible Debenture	See Note 12	2,800,000	—

Subsequently, an aggregate of approximately 5.4 million Class A ordinary shares were issued resulting from conversion of Series A and Series B Convertible Preferred Shares.

Non-controlling Interests

The non-controlling interests are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Group. Income attributable to non-controlling interests’ holders is presented on the consolidated statements of operations and the consolidated statements of comprehensive income (loss) as an allocation of the total income for the periods between non-controlling interests holders and the shareholders of the Group. Under ASC 810-10-15-10(a), Consolidation, all majority-owned subsidiaries (i.e., all companies in which a parent has a controlling financial interest through direct or indirect ownership of a majority voting interest) must be consolidated unless control does not rest with the majority owner. The Group owns 50% of Lion Metaverse Limited (“LML”) and controls the board of directors. Therefore, the Group has a controlling financial interest in LML and LML is consolidated in the consolidated financial statements.

On May 7, 2021, Lion NFT Limited (“LNFT”) was formed by Lion Financial Group Limited (“LFGL”) and three other shareholders in British Virgin Islands. LFGL owned 60% of equity interest of LNFT upon incorporation. During the year ended December 31, 2021, LNFT borrowed a total of $600,000 from its shareholders in the form of shareholder loans. On October 8, 2021, LFGL acquired 30% additional equity interest in LNFT for a total cash consideration of $200,000 from two of the minority shareholders.

Reclassification

Certain prior periods amounts have been reclassified to be comparable to the current period presentation. The reclassification has no effect on previously reported net assets or net income (loss).

Stock-based Compensation

The Company applies ASC No. 718, “Compensation-Stock Compensation”, which requires that share-based payment transactions with employees and nonemployees upon adoption of ASU 2018-07, be measured based on the grant date fair value of the equity instrument and recognized as compensation expense over the requisite service period, with a corresponding addition to equity. Under this method, compensation cost related to employee share options or similar equity instruments is measured at the grant date based on the fair value of the award and is recognized over the period during which an employee is required to provide service in exchange for the award, which generally is the vesting period.

The fair value of the Company’s ordinary shares underlying stock-based awards is determined to be based on the closing price of the Company’s shares as reported by Nasdaq on the date of grant. The Company values its stock options or warrants that have service vesting requirements or performance-based awards with or without market conditions using the Binomial Option Pricing Model.

Research and Development Expenses

Research and development expenses are expensed in the period when incurred. These costs primarily consist of designing, coding, project management, and other IT services related to developing and enhancing the project.

Income Taxes

The amount of current taxes payable or refundable is recognized as of the date of the consolidated financial statements, utilizing currently enacted tax laws and rates of the relevant authorities. Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carry forwards and tax credits based on applicable tax rates. Deferred tax assets are reduced by a valuation allowance when management determines that it is more likely than not that some portion of the deferred tax asset will not be realized. Deferred tax expenses or benefits are recognized in the consolidated financial statements for the changes in deferred tax liabilities or assets between years.

The Group recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50 percent likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Group presents any interest or penalties related to an underpayment of income taxes as part of its income tax expense in the condensed consolidated statements of operations.

Leases

On January 1, 2022, the Group adopted FASB ASC Topic 842, “Leases,” (“ASC Topic 842”) which requires that a lessee recognize in the condensed consolidated balance sheet a lease liability and a corresponding right-of-use asset, including for those leases that the Group currently classifies as operating leases. The right-of-use asset and the lease liability was initially measured using the present value of the remaining lease payments. ASC Topic 842 was implemented using a modified retrospective approach which resulted in no cumulative-effect adjustment in the opening balance of retained earnings as of January 1, 2022. As a result, the condensed consolidated balance sheet prior to January 1, 2022 was not restated and continues to be reported under FASB ASC Topic 840, “Leases,” (“ASC Topic 840”), which did not require the recognition of a right-of-use asset or lease liability for operating leases.

The Group reviews all relevant contracts to determine if the contract contains a lease at its inception date. A contract contains a lease if the contract conveys to the Group the right to control the use of an underlying asset for a period of time in exchange for consideration. If the Group determines that a contract contains a lease, it recognizes, in the condensed consolidated balance sheets, a lease liability and a corresponding right-of-use asset on the commencement date of the lease. The lease liability is initially measured at the present value of the future lease payments over the lease term using the rate implicit in the lease or, if not readily determinable, the Group’s secured incremental borrowing rate. An operating lease right-of-use asset is initially measured at the value of the lease liability minus any lease incentives and initial direct costs incurred plus any prepaid rent.

Each lease liability is measured using the Group’s secured incremental borrowing rate. The Group’s leases have remaining terms of two to three years, and some of which include options to terminate the lease upon notice. The Group considers these options when determining the lease term used to calculate the right-of-use asset and the lease liability when the Group is reasonably certain it will exercise such option.

The Group’s operating leases contain both lease components and non-lease components. Non-lease components are distinct elements of a contract that are not related to securing the use of the underlying assets, such as common area maintenance and other management costs. The Company elected to measure the lease liability by combining the lease and non-lease components as a single lease component. As such, the Company includes the fixed payments and any payments that depend on a rate or index that relate to the lease and non-lease components in the measurement of the lease liability. Some of the non-lease components are variable in nature and not based on an index or rate, and as a result, are not included in the measurement of the operating lease right-of-use assets or operating lease liability.

Operating lease expense is recognized on a straight-line basis over the lease term and is included in occupancy expenses in the Group’s condensed consolidated statements of comprehensive income.

Recent Accounting Pronouncements

In June 2016, FASB amended guidance related to impairment of financial instruments as part of ASU 2016-13 Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU requires a financial asset (or group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual rights to receive cash. For public business entities, the amendments in this ASU are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. For private companies, the ASU on credit losses will take effect for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. All entities may adopt the amendments in this ASU through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). In May 2019, FASB issued ASU 2019-05, Financial instrument — Credit Losses (Topic 326), Targeted Transition Relief, which provides an irrevocably fair value option to elect for eligible instruments. In November 2019, FASB issued ASU 2019-11 Codification Improvements to Topic 326, Financial Instruments — Credit Losses, which clarified and improved various aspects of ASU 2016-13. In November 2019, FASB issued ASU 2019-10 to amend private companies, not-for-profit organizations, and certain small public companies effective date on its credit losses (CECL) standards to fiscal years beginning after December 15, 2022 and interim periods therein. The Group has evaluated the effect of the adoption of this ASU and does not expect there will be significant impact on its consolidated financial statements from the adoption of the new guidance.

Note 3 — Revenue Recognition

Under ASC Topic 606 Revenue from Contracts with Customers, revenues are recognized when control of the promised goods or services is transferred to customers in exchange for an amount that reflects the consideration the Group expects to be entitled to and in return for transferring those goods or services.

Significant Judgments

Revenue from contracts with customers include commission income from securities, futures and derivative brokerage, market making trading and insurance brokerage. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions and Fees

The Group earns fees and commissions from securities, futures and derivatives brokerage services (including commissions and fees related to TRS trading business) and CFD trading services when the Group acts as a market maker. Each time a customer executes a securities, futures, derivative or CFD transaction, commissions and fees are earned. Commissions and related clearing fees and expenses are recorded on the trade date. The performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. The Group charges securities brokerage commissions and market making commissions based on amount of transaction volume, or the number of shares, lots of contracts executed in each order, which generally vary in accordance with the type of products or services the Group offers.

The Group also earns commission income arising from insurance brokerage services which are recognized at a point in time when the performance obligation has been satisfied by successfully referring an insurance client to an insurer in accordance with the relevant broker contract. The commission earned is equal to a percentage of the premium paid to the insurance provider.

The following table presents revenue from contracts with customers, in accordance with ASC Topic 606, by major source and geographic region:

	For the Six Months Ended June 30,
	2022	2021

Insurance brokerage commissions	$340,218	$295,343
Securities brokerage commissions	2,130,975	1,178,062
Market making commissions and fees	677,338	1,069,656
Sale of NFTs	438,041	-
Cryptocurrency mining	-	201,152
Total revenue from contracts with customers	$3,586,572	$2,744,213

Hong Kong	$2,471,193	$1,674,557
Cayman Islands	1,115,379	1,069,656
	$3,586,572	$2,744,213

All of the Group’s revenues from contracts with customers are recognized at a point in time.

Trading Gains (Losses)

Trading gains and losses along with interest revenue fall within the scope of ASC Topic 825, Financial Instruments.

Trading gains (losses) consist of realized and unrealized gains (losses) derived from (i) managed portfolio trading positions where the Group acts as counterparty to customers’ trades, and (ii) marking up the bid/offer spreads on customers’ CFD transactions, and (iii) trading gains/(losses) from proprietary TRS trading activities. Trading gains/(losses) is recorded on a trade date basis. The following table represents trading gain (loss) breakdown:

	For the Six Months Ended June 30,
	2022	2021

CFD trading losses	$(7,589,240)	$(2,149,068)
TRS trading gains/(losses)	(3,014,475)	3,194,836
Other trading gains	428,682	(676,284)
Total	$(10,175,033)	$369,484

The following table represents the effect of trading activities on the condensed consolidated statements of operations and comprehensive income (loss):

	Trading Revenue
Type of Instrument	2022	2021
Foreign Currency	$(354)	$(2,055)
Stock Indices	(7,269,754)	(1,110,994)
Commodities	(319,132)	(1,036,019)
Equity	(2,585,793)	2,518,552
	$(10,175,033)	$369,484

	Trading Revenue
Line Item in Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)	2022	2021
Trading gains (losses)	$(10,175,033)	$369,484

The revenue related to each category includes realized and unrealized gains and losses on both derivative instruments and nonderivative instruments.

Interest Income and Other

Interest income primarily consist of interests earned on bank deposits and short-term loans the Group extends to unrelated third parties, interest rate difference between currency pairs the Group hold resulting from rolling over currency positions and interest earned from loans provided to TRS trading customers, which are recorded on an accrual basis. Interest income is recognized as it accrues using the effective interest method.

Other income primarily consists of the dividends income, transaction fee, advisory service fee, government subsidy and other miscellaneous charges from customers etc.

NFT Sales

The Group determines revenue recognition generated in the Group’s NFT business through the following steps in accordance with ASC 606-10-05-4:

●	Step 1 - Identify the contract, or contracts, with the customer

A contract exists between the Group and platform user customers. When the users log in their accounts with the platform, users sign on the agreement which governs, among others, the purchase of digital assets. When the users submit the purchase order and sign the transaction in their digital wallet, they agree to enter the transaction and to pay the price listed. Collectability is probable because the transaction can only be completed when the available Wrapped Binance Coin or Binance Coin balance in their digital wallet is greater than the sale price.

●	Step 2 - Identify the performance obligations in the contract

There are two performance obligations including the transfer of MetaWords character NFTs and the transfer of a license of symbolic intellectual property (“IP”) associated with MetaWords to user customers. The Group considers itself the principal in the transfer of MetaWords character NFTs as it controls the MetaWords NFTs in advance of transferring to customers, and revenue is recognized on a gross basis.

●	Step 3 - Determine the transaction price

In exchange for transferring certain MetaWords NFTs to customers, the Group is entitled for a fixed number of WBNB/BNB tokens, net of the incentive consideration payable to customers which were noncash consideration that the Group measures at the fair value of the tokens on the date received and accounted for as a reduction of the transaction price in accordance with the guidance in ASC 606-10-32-25. Fair value of the WBNB/BNB tokens received is determined using the quoted price of the related cryptocurrency at the time of receipt, which is not materially different from the fair value at contract inception.

In exchange for a license of IP, the Group is entitled to consideration in the form of sales-based royalties (i.e. authorization fee and licensing fee when applicable), and recognizes revenue as the subsequent sales occur in accordance with ASC 606-10-55-65.

●	Step 4 - Allocate the transaction price to performance obligations in the contract; and

As a result of applying the sales- or usage-based royalty exception, the allocation of the transaction price in the sale of Company’s MetaWords NFTs by the Group is not necessary.

●	Step 5 - Recognize revenue when, or as, the Group satisfies performance obligations by transferring the promised good or services.

Revenue in exchange for transferring MetaWords NFTs is recognized for each sale at the point when the NFT transfers to the user customer’s digital wallet. Revenue in exchange for license of IP is recognized as the subsequent sales occur.

In addition, as the marketplace the Group earns revenue as transaction fee when NFTs are exchanged on the Group's platform. The Group considers itself the agent in the MetaWords Resale as it doesn’t control the MetaWords NFTs in advance of transferring to buyers, and revenue is recognized on a net basis as a specific percentage of the gross sale value. The revenue is recognized for each exchange when the NFT transfers to the buyer. The transaction fees abovementioned to such MetaWords Resale were de minimis as of June 30, 2022.

Crypto Currencies Mining

The Group recognizes revenue under ASC 606, Revenue from Contracts with Customers. The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

●	Step 1: Identify the contract with the customer

●	Step 2: Identify the performance obligations in the contract

●	Step 3: Determine the transaction price

●	Step 4: Allocate the transaction price to the performance obligations in the contract

●	Step 5: Recognize revenue when the Company satisfies a performance obligation

In order to identify the performance obligations in a contract with a customer, a company must assess the promised goods or services in the contract and identify each promised good or service that is distinct. A performance obligation meets ASC 606’s definition of a “distinct” good or service (or bundle of goods or services) if both of the following criteria are met: The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (i.e., the good or service is capable of being distinct), and the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the good or service is distinct within the context of the contract).

If a good or service is not distinct, the good or service is combined with other promised goods or services until a bundle of goods or services is identified that is distinct.

The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. When determining the transaction price, an entity must consider the effects of all of the following:

●	Variable consideration

●	Constraining estimates of variable consideration

●	The existence of a significant financing component in the contract

●	Noncash consideration

●	Consideration payable to a customer

Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The transaction price is allocated to each performance obligation on a relative standalone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time as appropriate.

Providing computing power in digital asset transaction verification services is an output of the Group’s ordinary activities. The provision of providing such computing power is the only performance obligation in the Group’s contracts with mining pool operators. The transaction consideration the Group receives, if any, is noncash consideration, which the Group measures at fair value on the date received, which is not materially different than the fair value at contract inception or the time the Group has earned the award from the pools. The consideration is all variable. Because it is not probable that a significant reversal of cumulative revenue will not occur, the consideration is constrained until the mining pool operator successfully places a block (by being the first to solve an algorithm) and the Group receives confirmation of the consideration it will receive, at which time revenue is recognized. There is no significant financing component in these transactions.

Fair value of the cryptocurrency award received is determined using the quoted closing price of the related cryptocurrency at the date of receipt. There is currently no specific definitive guidance under GAAP or alternative accounting framework for the accounting for cryptocurrencies recognized as revenue or held, and management has exercised significant judgment in determining the appropriate accounting treatment.

Note 4 — Cash and Restricted Cash

The following table provides a reconciliation of cash and restricted cash reported within the condensed consolidated balance sheets and statements of cash flows.

	June 30,
	2022	2021

Cash	$11,868,738	$14,888,644
Restricted Cash	2,942,560	808,923
Total cash and restricted cash presented in the condensed consolidated statement of cash flows	$14,811,298	$15,697,567

Restricted cash includes cash balances held on behalf of customers (see Note 2 for further information).

Note 5 — Fair Value

Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

●	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

●	Level 2 are inputs other than quoted prices included within level 1 that are observable for the assets or liabilities either directly or indirectly.

●	Level 3 inputs are unobservable inputs for the assets or liabilities.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fbuair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

A description of the valuation techniques applied to the Group’s major categories of assets and liabilities measured at fair value on a recurring basis follows.

Exchange-traded equity securities and futures are generally valued based on quoted prices at the close of trading on the period end date. To the extent these securities and futures are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy; otherwise, they are categorized in level 2 or level 3 of the fair value hierarchy.

Listed derivatives that are actively traded are valued based on quoted prices at the close of trading on the period end date and are categorized in level 1 of the fair value hierarchy. Listed derivatives that are not actively traded are valued using the same approaches as those applied to over-the-counter (“OTC”) derivatives; they are generally categorized in level 2 of the fair value hierarchy.

Depending on the product and the terms of the transaction, the fair value of OTC derivative products can be either observed or modeled using a series of techniques and model inputs from comparable benchmarks. Substantially all of the Group’s OTC derivatives were carried at fair value based on spot exchange rates broadly distributed in active markets, or amounts approximating fair value. Such values are categorized as level 2 of the fair value hierarchy.

The significant assumptions which the Company used to value the options in the Monte-Carlo Simulation model are as below. There were not outstanding options as of June 30, 2022.

December 31, 2021
Stock price	$0.49 ~ 12.61
Exercise price	$0.49 ~ 12.61
Expected term in years	0.04 ~ 0.24
Expected dividend yield	0%
Volatility	30% ~ 75%
Risk-free interest Rate	5%

Public Warrants are classified as level 1 financial instruments, as their value is derived using quoted market prices as of the measurement date. Private Warrants are classified as level 2, which are valued using a Black-Sholes-Merton pricing model at of the measurement date.

The significant assumptions which the Company used in the model are:

	June 30, 2022	December 31, 2021

Stock price	$0.85	$1.28
Exercise price	$11.5	$11.5
Expected term in years	2.96	3.46
Expected dividend yield	0%	0%
Volatility	92.306%	80.46%
Risk-free interest Rate	3.1%	1.22%

The following table presents the Group’s fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at June 30, 2022 and December 31, 2021:

At June 30, 2022

	Quoted Prices in Active Markets for Identical Assets	Significant Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Assets
Fair value measurement:
Listed equity securities	$11,547,039	$-	-	$11,547,039
NAV practical expedient:
Long term investment				1,492,582
	$11,547,039	$-	$-	$13,039,621
Liabilities
Warrant liabilities	$(805,000)	$(376,250)	$-	$(1,181,250)
	$(805,000)	$(376,250)	$-	$(1,181,250)

At December 31, 2021

	Quoted Prices in Active Markets for Identical Assets	Significant Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Assets
Fair value measurement:
Listed equity securities	$15,900,369	$-	-	$15,900,369
NAV practical expedient:
Long term investment				1,550,314
	$15,900,369	$-	$-	$17,450,683

Liabilities
Option liabilities(1)	$-	$(554,710)	$-	$(554,710)
Warrant liabilities	(1,322,500)	(618,125)	-	(1,940,625)
	$(1,322,500)	$(1,172,835)	$-	$(2,495,335)

(1)	No collateral received or pledged for derivative contracts.

There were no transfers between level 1, level 2, and level 3 during either year.

The following table presents the carrying values and estimated fair values of financial assets and liabilities, excluding financial instruments that are carried at fair value on a recurring basis, and information is provided on their classification within the fair value hierarchy.

At June 30, 2022

	Total Carrying	Quoted Prices in Active Markets for Identical Assets	Significant Observable Inputs	Significant Unobservable Inputs	Estimated
	Value	(Level 1)	(Level 2)	(Level 3)	Fair Value

Assets
Cash and cash equivalents	$11,868,738	$11,868,738	$-	$-	$11,868,738
Bank balances held on behalf of customers	2,942,560	2,942,560	-	-	2,942,560
Receivables from broker-dealers and clearing organizations	50,775,530	-	50,775,530	-	50,775,530
Short-term loans receivable	3,578,046	3,578,046			3,578,046
Other receivables	118,506	-	118,506	-	118,506
	$69,283,380	$18,389,344	$50,894,036	$-	$69,283,380

Liabilities
Payables to customers	$28,613,350	$-	$28,613,350	$-	$28,613,350
Payables to broker-dealers and clearing organizations	31,578,383	-	31,578,383	-	31,578,383
Accrued expenses and other payables	1,813,313	-	1,813,313	-	1,813,313
Short-term borrowings	110,000	-	110,000	-	110,000
Lease liability - current	535,228	535,228			535,228
Due to director	154,697	-	154,697	-	154,697
	$62,804,971	$535,228	$62,269,743	$-	$62,804,971

At December 31, 2021

	Total Carrying	Quoted Prices in Active Markets for Identical Assets	Significant Observable Inputs	Significant Unobservable Inputs	Estimated
	Value	(Level 1)	(Level 2)	(Level 3)	Fair Value
Assets
Cash and cash equivalents	$15,098,151	$15,098,151	$-	$-	$15,098,151
Bank balances held on behalf of customers	653,324	653,324	-	-	653,324
Receivables from broker-dealers and clearing organizations	87,938,377	-	87,938,377	-	87,938,377
Other receivables	67,352	-	67,352	-	67,352
	$103,757,204	$15,751,475	$88,005,729	$-	$103,757,204

Liabilities
Payables to customers	$35,959,925	$-	$35,959,925	$-	$35,959,925
Payables to broker-dealers and clearing organizations	53,101,820	-	53,101,820	-	53,101,820
Accrued expenses and other payables	1,623,354	-	1,623,354	-	1,623,354
Short-term borrowings	110,000	-	110,000	-	110,000
Due to director	161,044	-	161,044	-	161,044
	$90,956,143	$-	$90,956,143	$-	$90,956,143

Note 6 — Short-term Loans Receivable

On April 8, 2022,  the Group issued notes receivable in an aggregate of approximately $3,687,000 to two unrelated parties. The notes were due in six months and accrue interest at a rate of 12% per annum.  As of June 30, 2022 and December 31, 2021, the aggregate outstanding balance of loan receivables above was $3,578,046 and $-0-, respectively. For the six months ended June 30, 2022 and 2021, interest income earned on the notes were $109,043 and $39,069, respectively. On October 8, 2022, the Group extended these notes to December 31, 2022.

Note 7 — Long-term Investment

In May 2021, the Group formed Lion Group (Hangzhou) Investment Limited and invested RMB 10,000,000 ($1,550,000) to purchase 25% of the equity interest in Hangzhou Qianlan Enterprise Management Partnership (Limited Partnership) (“Qianlan”). Qianlan, a limited partner of Hangzhou Tunlan Hongyi Investment Partnership (Limited Partnership) (“Tunlan Hongyi”), holds 62% of equity interest in Tunlan Hongyi (a private equity fund with total investment of RMB 64,500,000 which invested in Shenzhen Yuhe Chuangzhi Technology Limited Company).

FASB ASC 820-10-35-59, Fair Value Measurements and Disclosures, indicates that investments in certain funds that do not have a readily determinable fair value qualify for the use of the net asset value (NAV) practical expedient. The Group classified the investment to long term investment and elects to use the NAV practical expedient. As of December 31, 2021 and June 30, 2022, no unrealized gain or loss is recognized.

Note 8 — Fixed Assets, Net

Fixed assets consisted of the following as of June 30, 2022 and December, 2021:

	June 30, 2022	December 31, 2021
	(unaudited)
Mining Machines	$2,584,071	$2,584,071
Software	16,000,000	16,000,000
Leasehold improvement	38,329	38,329
Office and equipment	305,651	305,651
Total cost of fixed assets	18,928,051	18,928,051
Less: accumulated depreciation	(2,625,607)	(1,420,309)
Less: impairment of mining machines	(1,691,079)	-
Fixed assets, net	$14,611,365	$17,507,742

On April 19, 2021, Lion Wealth Limited (the “Transferee”), a wholly-owned subsidiary of the Group, entered into an antminer transfer and maintenance agreement (the “Antminer Transfer and Maintenance Agreement”) with Shanghai ITHELP Network Technology Co., Ltd, (the “Transferor”), in a single transaction, to acquire the Bitmain Antminers S9 Hydro computer model equipment from the Transferor and the maintenance of the mining machines by Shanghai Minebaba Network Technology Co., Ltd (“Minebaba”). The acquisition was closed in May 2021, upon onsite inspection and acceptance and payment, with the Transferee acquiring five thousand brand new units of mining machines. The aggregate purchase price for the mining machines was approximately RMB 17 million (approximately $2.6 million), including the transportation and installation costs. The annual maintenance costs payable to the Minebaba are expected to be $0.2 million. In accordance with the Antminer Transfer and Maintenance Agreement, Minebaba shall operate and maintain the mining machines for three years. The Group may terminate Minebaba’s operation and maintenance with a written notice of 30 days prior to the termination without penalty. The depreciation expense of the mining machines in the amount of $88,171 was included in the line item “cost of crypto mining” in the condensed consolidated statements of operations for the six months ended June 30, 2021. No such expense during the six months ended June 30, 2022.

Depreciation expense, excluding depreciation expense of the mining machines during the operation was $1,198,122, and $279,680 for the six months ended June 30, 2022 and 2021, respectively, and are included in operating expenses.

The Group recorded $1,691,079 and $-0- impairment charges related to mining machines for the six months ended June 30, 2022 and 2021.

Note 9 — Short-term Borrowings

As of June 30, 2022 and December 31, 2021, total short-term borrowings outstanding was $110,000 representing a loan owed to a minority shareholder.

In October 2021, Lion Wealth Management Limited (“LWML”) and Dawa Future Graphic Technology Co., Ltd (“DAWA”) formed Lion Metaverse Limited to develop the Group’s newly launched Metaverse project “Lion World”. LWML and DAWA each hold 50% of equity interest in LML. LWML agreed to loan LML for its operation and evidence by the loan agreements. As of June 30, 2022 and December 31, 2021, total loan lent to LML is RMB 32,600,000 (approximately US $4,866,000) and RMB 15,000,000 (approximately US $2,325,000), respectively. The loan amount has been eliminated upon consolidation.

Note 10 — Derivatives

Derivative financial instruments used for trading purposes are carried at fair value. Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. Fair values for OTC derivative financial instruments, principally CFDs are based on spot exchange rates broadly distributed in active markets, OTC option contracts are based on stock price and stock volatility.

Factors taken into consideration in estimating the fair value of OTC derivatives include market liquidity, concentrations, and funding and administrative costs incurred.

The Group does not apply hedge accounting as defined in ASC 815, because all financial instruments are recorded at fair value with changes in fair values reflected in earnings. Therefore, certain of the disclosures required under ASC 815 are generally not applicable with respect to these financial instruments.

As discussed in Note 1, the Group’s derivative trading activity primarily relates to situations where it assumes the role of a market maker or a counter party in its customers’ CFD and options transactions. If the trades of one customer can be used to naturally hedge and offset the trades of another customer, the Group will act as the market maker to offer liquidity and pricing to both customers. When such an offsetting is not available, the Group may choose to use its own trades to hedge and offset the trades of its customer.

The contractual amounts related to CFDs reflect the volume and activity and generally do not reflect the amounts at risk. The fair value of the asset or liability is the best indicator of the Group’s risk. The credit risk for the CFDs and option contracts is limited to the unrealized fair value gains (losses) recorded in the balance sheets. Market risk is substantially dependent upon the value of the underlying assets and is affected by market forces such as volatility and changes in interest and foreign exchange rates. The Group’s open derivative positions at June 30, 2022 were derivative assets of $54 for CFDs. The Group’s open derivative positions at December 31, 2021 were derivative liabilities of $554,710 for OTC option contracts and derivative assets of $64 for CFDs .

A summary of the Group’s open positions at June 30, 2022 is as follows:

Description	Fair Value of Asset	Fair Value of Liability	Net Amount
Stock Indices CFDs	54	-	54
	$54	$-	$54

A summary of the Group’s open positions at December 31, 2021 is as follows:

Description	Fair Value of Asset		Fair Value of Liability	Net Amount
Stock Indices OTC option contracts	$		$554,710	$554,710
Foreign Currency CFDs		4	-	4
Stock Indices CFDs		60	-	60
		$64	$554,710	$554,774

The Group elects the alternative disclosure for gains and losses on derivative instrument included in its trading activities, and discloses gains and losses on its trading activities (including both derivative instruments and nonderivative instruments) separately by major type of items as required by ASC 815-10-50-4F, see Note 2 above.

Offsetting Arrangements

Financial assets and financial liabilities are offset and the net amount is reported in the condensed consolidated balance sheets if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Concentrations of Credit Risk

The Group is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, individuals, and other financial institutions. In the event counterparties do not fulfil their obligations, the Group may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Group’s policy to review, as necessary, the credit standing of each counterparty.

Note 11 — Related Parties

During the six months ended June 30, 2022, no advances were received or repaid from/to the individual shareholder. Due to director in an amount of approximately $155,000 and $161,000 was included in the condensed consolidated balance sheets as of June 30, 2022 and December 31, 2021, respectively.

As of June 30, 2022 and December 31, 2021, LML recorded payable to DAWA for research and development expenses in the amount of approximately $323,000 and $119,000, respectively. The amount was included in the line item “accrued expenses and other payables” in the condensed consolidated balance sheets.

Note 12 — Convertible Securities and Attached Warrants

December 2020 Convertible Debenture and Warrants

On December 14, 2020, the Company completed a private placement with net proceeds of $1,540,000 in exchange for the issuance of i) a 9% senior secured convertible debenture (the “2020 Convertible Debenture” or “Debenture”) in the principal amount of $1,600,000, which is convertible up to 800,000 ADSs at $2.00 per ADS at any time, matures 30 months from the date of issuance and accrues interest at 9% per annum payable quarterly in cash or, in lieu of cash payment, in the Company’s ADSs, subject to adjustment and certain customary equity conditions; ii) a 2-year warrant (“Series B Warrant”) to purchase 5,000,000 ADS at an exercise price of $2.00 per ADS; iii) a warrant to purchase 1,200,000 ADS (“Series A Warrant”) until December 14, 2027 at an exercise price of $2.45 per ADS; and iv) a 7-year warrant to purchase 7,500,000 ADS (“Series C Warrant”, together with Series A Warrant and Series B Warrant, the “December 2020 Warrants”) at an exercise price of $2.45 per ADS. The exercisability of Series C Warrant shall vest ratably from time to time in proportion to the exercise of the Series B Warrant by the holder. Further, for each $1 million of subscription amount under the 2020 Convertible Debenture and the Series B Warrant, the purchaser shall receive a certificate representing 50,000 ADSs (or such lesser number on a ratable basis if the subscription amount is less than $1 million). Both the Debenture and the December 2020 Warrants include a full ratchet anti-dilution provision, and contain a beneficial ownership limitation on such conversion or exercise.

The Company follows Accounting for Certain Financial Instruments with Down Round Features. The detachable December 2020 Warrants issued to the holder are considered to be indexed to the Company’s own stock and classified in stockholders’ equity and therefore they meet the scope exception prescribed in ASC 815-10-15. The fair value of December 2020 Warrants is measured by using Binomial Option Pricing Model and Black-Scholes Merton Valuation Model with the assumptions below on the date of issuance, with no subsequent adjustment of fair value in accordance with ASC 815.

	Series A	Series B	Series C
Expected term in years	7	2	7
Stock price	$2.32	$2.40	$2.40
Expected dividend yield	0%	0%	0%
Volatility	46.68%	49.61%	46.68%
Risk-free interest Rate	0.63%	0.20%	0.63%
Initial fair value per share	$1.01	$0.58	$0.83

In accordance with ASC 470-20, Debt with Conversion and Other Options, the net proceeds of $1,540,000 were allocated to Convertible Debenture, the detachable Series A, B and C December 2020 Warrants on their relative fair value basis, in the amount of approximately $206,000, $157,000, $375,000 and $802,000, respectively.

For the holder of the Debenture, conversion price results in BCF that is separated as an equity component and assigned a value of approximately $206,000 as a debt discount. Debt discount is amortized using the effective interest rate method over the period from the issuance date through the stated redemption date.

The issuance costs are allocated in the same proportion as the proceeds are allocated to the debt and warrants. Issuance costs allocated to the equity-classified warrants in an aggregate of $77,500 were charged to stockholders’ equity.

The Debenture is recognized initially at fair value, net of debt discounts including original issue discount of $60,000 and allocation of proceeds to BCF and the detachable Series A and Series B Warrants of $737,000, in an aggregate of approximately $803,000 on the date of issuance. As the vesting of Series C Warrants is contingent upon the exercise of Series B Warrants, debt discounts related to allocation of proceeds to Series C Warrants will be deferred and recognized until Series C Warrants are vested on a proportional basis.

On January 29, 2021, the Debenture along with accrued interest of $11,600 was fully converted into 889,667 Class A ordinary shares, as represented by ADSs. The Company recognized interest expense of approximately $796,000 and $20,000 for the years ended December 31, 2021 and 2020, respectively, including interest relating to contractual interest obligation approximately of $12,000 and $7,000, respectively and amortization of the debt discounts and debt issuance cost approximately of $784,000 and $13,000, respectively. As a result of discounts amortization and debt conversion, the Debenture was in the carrying value of zero and approximately $816,000 as of December 31, 2021 and 2020, respectively.

As a result of January 2021 Call Options as discussed in Note 13, exercise price of Series A and Series C Warrants was adjusted from $2.45 to $2.00. In accordance with ASC 260-10-25-1, Earnings per Share-Overview-Recognition, when a down round feature is triggered, the Company recognized the effect of the down round feature in an aggregate of $743,500, and the effect is treated as a dividend and a reduction to income available to ordinary shareholders in the basic EPS calculation.

During the year ended December 31, 2021, as a result of full exercise of December 2020 Warrants, the Company received the proceeds of $27.4 million in exchange for the issuance of 14,200,000 Class A ordinary shares, as represented by ADSs.

February 2021 Series A Convertible Preferred Shares and Warrants

On February 15, 2021, the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement-February”) with one third party investor (the “Purchaser”), pursuant to which the Company received $6,440,000 in consideration of the issuance of: a) Series A Convertible Preferred Shares (the “Series A Convertible Preferred Shares”) with a stated value of $7,000,000; b) a warrant (the “Series D Warrant”) to purchase 2,333,333 ADSs of the Company until the fifth year anniversary of the closing date at an exercise price of $3.00 per ADS; c) a one-year warrant to purchase 13,333,333 ADS (the “Series E Warrant”) at an exercise price of $3.00 per ADS, each exercise of which entitles the warrant holder to receive one ADS and a 8% cash discount; and d) a 5-year warrant to purchase 13,333,333 ADS (the “Series F Warrant”, together with the Series D Warrant and the Series E Warrant, the “February 2021 Warrants”) at an exercise price of $3.00 per ADS. The exercisability of Series F Warrant shall vest ratably from time to time in proportion to the exercise of the Series E Warrants by the holder. The transactions contemplated under the Securities Purchase Agreement were closed on February 18, 2021.

The number of Series A Convertible Preferred Shares is 7,000 and each share has a par value of $0.0001 and a stated value of $1,000. The Series A Convertible Preferred Shares have no voting rights, bear dividend rights at a rate of 8% per annum commencing on the six month anniversary of the closing date, and are convertible into the ADSs, beginning after its original date of issuance at an initial conversion price of $3.00 per share. Dividend is payable quarterly in cash, or the Company may pay accrued interest in its ADSs. At election of the Company, the Series A Convertible Preferred Shares may be redeemed, subject to certain equity conditions. Both the Series A Convertible Preferred Shares and the February 2021 Warrants include full ratchet anti-dilution provisions, and contain a beneficial ownership limitation on such conversion or exercise.

Series A Convertible Preferred Shares are classified as equity and carried at the amount recorded at inception, without amortization. The discount to the redemption amount shall be recognized as a dividend upon redemption.

The detachable February 2021 Warrants issued to the holder are considered to be indexed to the Company’s own stock and classified in stockholders’ equity and therefore they meet the scope exception prescribed in ASC 815-10-15. The fair value of February 2021 Warrants is measured by using Binomial Option Pricing Model and Black-Scholes Merton Valuation Model with the assumptions below on the date of issuance, with no subsequent adjustment of fair value in accordance with ASC 815.

	Series D	Series E	Series F
Expected term in years	5	1	5
Stock price	$2.97	$3.02	$2.97
Expected dividend yield	0%	0%	0%
Volatility	43.05%	50.45%	43.05%
Risk-free interest Rate	0.63%	0.21%	0.63%
Initial fair value per share	$1.07	$0.53	$0.89

In accordance with ASC 470-20, Debt with Conversion and Other Options, the Company allocated the net proceeds to Series A Convertible Preferred Shares, the detachable Series D, E and F February 2021 Warrants on their relative fair value basis, in the amount of approximately $1,563,000, $560,000, $1,588,000 and $2,669,000, respectively. For the holder of the Series A Convertible Preferred Shares, conversion price results in BCF that is separated as an equity component and assigned a value of approximately $1,563,000 as a prefer stock discount. Such discount is amortized all at once upon issuance date and the amortization is treated as a deemed dividend.

The issuance costs are allocated in the same proportion as the proceeds are allocated to the preferred stock and warrants. Issuance costs allocated to the equity-classified warrants in an aggregate of $81,000 were charged to additional paid in capital.

The Series A Convertible Preferred Shares are recognized initially at fair value, net of discounts including original issue discount of $620,000 and allocation of proceeds to the detachable Series D and Series E Warrants of $2,149,000, in an amount of approximately $4,231,000 on the date of issuance. As the vesting of Series F Warrants is contingent upon the exercise of Series E Warrants, preferred stock discounts related to allocation of proceeds to Series F Warrants will be deferred and recognized until Series F Warrants are vested on a proportional basis. Each of the February 2021 securities contain down round features which would reduce the respective conversion price or exercise prices to the effective price at which any future securities are sold. In consideration of the transaction entered into in December 2021 below, the investor agrees to waive the full ratchet anti-dilution provision and set the conversion price and exercise prices as follows: (i) the conversion price of the Series A Preferred Shares is adjusted to the lower of $1.75 or 90% of the lowest daily Volume-Weighted Average Price in the last 10 trading days prior to conversion, in no event that the conversion price shall be lower than $0.75, as amended; (ii) the exercise price of the Series D Warrants is adjusted to $2.50; (iii) the exercise price of the Series E Warrants is adjusted to $2.00; and (iv) the exercise price of the Series F Warrants is adjusted to $2.50. In accordance with ASC 260-10-25-1, the Company recognized the effect of such reprice event for February 2021 Warrants in an aggregate of $5.3 million, and the effect is treated as a dividend and a reduction to income available to ordinary shareholders in the basic EPS calculation for the year ended December 31, 2021.

During the year ended December 31, 2021, 500 Series A Preferred Shares along with accrued dividend of $14,000 were converted into an aggregate of 349,789 Class A ordinary shares, as represented by ADSs. 6,500 Series A Preferred Shares remained outstanding as of December 31, 2021 in the carrying value of $3,929,000.

During the period ended June 30, 2022, 6,350 Series A Preferred Shares along with accrued dividend of $315,000 were converted into an aggregate of 8,066,753 Class A ordinary shares. 150 Series A Preferred Shares remained outstanding as of June 30, 2022 in the carrying value of $91,000. Subsequently, the remaining 150 Series A Preferred Shares along with accrued dividend of $9,000 were fully converted into an aggregate of 213,517 Class A ordinary shares, as represented by ADSs.

As a result of early adoption of ASU 2020-06 on January 1, 2022 using the modified retrospective method, no cumulative effect was recognized with regards to Series A Preferred Shares. The Company recognized cumulative dividend of approximately $130,000 and nil for the period ended June 30, 2022 and 2021, respectively.

December 2021 Series B Convertible Preferred Shares and Warrants

On December 13, 2021, the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement-December”) with the same third party investor (the “Purchaser”), pursuant to which the Company received net proceeds of $3,800,000 in consideration of the issuance of: a) Series B Convertible Preferred Shares (the “Series B Convertible Preferred Shares”) with a stated value of $4,000,000; and b) a 5-year warrant to purchase 2,285,715 ADSs (the “Series G Warrants”, or the “December 2021 Warrants”) of the Company until on or prior to December 13, 2026 at an exercise price of $2.50 per ADS. The transactions were closed on December 13, 2021.

The number of Series B Convertible Preferred Shares is 4,000 and each share has a par value of $0.0001 and a stated value of $1,000. The Series B Convertible Preferred Shares have no voting rights, bear dividend rights at a rate of 8% per annum commencing on the closing date, and are convertible into the ADSs, beginning after its original date of issuance at an initial conversion price of $1.75 per share or 90% of the lowest daily volume-weighted average price during the 10 consecutive trading days prior to the conversion date, in no event that the conversion price shall be lower than $0.75, as amended. Dividend is payable quarterly in cash, or the Company may pay accrued interest in its ADSs. On the third anniversary of the original issue date, the Company shall redeem, at the option of the holder, all of the then outstanding Series B Convertible Preferred Shares, for an amount in cash equal to the sum of (a) 100% of the aggregate cash investment of $3,800,000 and (b) accrued but unpaid dividends due in respect of the preferred shares. Both the Series B Convertible Preferred Shares and the December 2021 Warrants include full ratchet anti-dilution provisions, and contain a beneficial ownership limitation on such conversion or exercise.

The detachable December 2021 Warrants issued to the holder are considered to be indexed to the Company’s own stock and classified in stockholders’ equity and therefore they meet the scope exception prescribed in ASC 815-10-15. The fair value of December 2021 Warrants is estimated to be at $0.58 per share by using Binomial Option Pricing Model with an expected term of 5 years, a stock price of $1.70 per share, volatility of 53.42%, a risk free rate of 1.30% and an expected dividend yield of 0%.

In accordance with applicable accounting standards, Series B Convertible Preferred Shares qualified as redeemable securities and are classified as mezzanine equity; the net proceeds were allocated to the Series B Convertible Preferred Shares and the detachable Series G Warrant on their relative basis, in the amount of approximately $2,800,000 and $950,000, respectively. The Series B Preferred Shares contained a BCF that is separated as an equity component and assigned a value of approximately $1,613,000 as a prefer stock discount.

The issuance costs are allocated in the same proportion as the proceeds are allocated to the preferred stock and warrants. Issuance costs allocated to the equity-classified warrants in an aggregate of $8,000 were charged to additional paid in capital.

The Series B Convertible Preferred Shares are recognized initially at fair value, net of debt discounts including original issue discount of $50,000 and allocation of proceeds to the detachable Series G Warrants of $950,000 and to the BCF of $1,613,000, in an amount of approximately $1,186,000 on the date of issuance. Such discounts are accreted over the period from the date of issuance to the date of the earliest redemption and the accretion is treated as a deemed dividend. For the year ended December 31, 2021, the accretion was recognized as a deemed dividend to preferred stockholders in the amount of approximately $36,000, resulting in the carrying amount accreted to approximately $1,222,000 as of December 31, 2021.

As a result of early adoption of ASU 2020-06 on January 1, 2022 using the modified retrospective method, a reclassification of the unamortized portion of the BCF in the amount of $1,591,000 from additional paid-in capital to Series B Preferred shares on the condensed consolidated balance sheets. For the period ended June 30, 2022, the accretion was recognized as a deemed dividend to preferred stockholders in the amount of approximately $167,000, resulting in the carrying amount accreted to approximately $2,980,000 as of June 30, 2022.

The Company recognized cumulative dividend of approximately $249,000 and nil for the period ended June 30, 2022 and 2021, respectively. Subsequently, the 4,000 Series B Preferred Shares along with accrued dividend of $294,000 were fully converted into an aggregate of 5,158,472 Class A ordinary shares, as represented by ADSs.

May 2022 Convertible Debenture

On May 17, 2022, the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with ATW Opportunities Master Fund, L.P. (the “Purchaser”), pursuant to which the Company received net proceeds of $1,955,000 in consideration of the issuance of Convertible Debenture (the “Debenture”) in the principal amount of $2,100,000. The Debenture matures on November 17, 2024, bears interest at a rate of 8% per annum to the extent such interest is paid in cash or 12.0% to the extent such interest is paid in ADSs at the Company’s election, and is convertible into ADSs at the option of the holder, beginning after its original date of issuance at a conversion price is the lesser of $1.00 or 85% of the lowest trade price in the last ten (10) trading days immediately prior to conversion , in no event that the conversion price shall be lower than $0.75, subject to adjustment, per ADS. Interest is payable quarterly. Upon the conversion of all of this Debenture prior to the maturity date, the Holder shall be entitled to receive all interest which would have accrued on the principal amount being converted after the date of such conversion, in any combination of cash or ADSs at the Company’s election.

The Debenture and include a full ratchet anti-dilution provision, and contain a beneficial ownership limitation on such conversion. As part of consideration of entering into the Securities Purchase Agreement, the Company agreed to extend the February 2021 and December 2021 Warrants termination dates as follows: (i) the termination date for the Series D American Depositary Shares Purchase Warrant shall be extended to February 18, 2028; (ii) the termination date for the Series E American Depositary Shares Purchase Warrant shall be extended to February 18, 2025; (iii) the termination date for the Series F American Depositary Shares Purchase Warrant shall be extended to February 18, 2028; and (iv) the termination date for the Series G American Depositary Shares Purchase Warrant shall be extended to December 13, 2028. Pursuant to the adoption of ASU 2021-04, the Company considered the guidance in in ASC 815-40-35-16 through ASC 815-40-35-18 regarding the modification or exchange of a freestanding equity-classified written call option, and recognized the incremental fair value of the warrants aforementioned as a debt discount or debt issuance cost in accordance with paragraph 815-40-35-17(b), in an amount of $1,955,000. The fair value of Series D, E and G Warrants immediately before the modification is estimated to be at $0.24, $0.09 and $0.29 per share, respectively by using Binomial Option Pricing Model with an expected term of 3.75, 0.75 and 4.57 years, respectively, a stock price of $1.07 per share, volatility of 58.23%, 91.63%, 57.98%, respectively, a risk free rate of 2.97%, 3.16% and 2.96%, respectively, and an expected dividend yield of 0%. The fair value of Series D, E and G Warrants after the modification is estimated to be at $0.35, $0.18 and $0.43 per share, respectively by using Binomial Option Pricing Model with an expected term of 5.75, 2.75 and 6.57 years, respectively, a stock price of $1.05 per share, volatility of 57.82%, 61.03% and 61.21%, respectively, a risk free rate of 2.96%, 2.97% and 2.97%, respectively, and an expected dividend yield of 0%.

The Company early adopted ASU 2020-06 on January 1, 2022. As a result, the Debenture was accounted for as a liability in its entirety, equal to the proceeds received of $1,955,000, net of debt original issue discount of $145,000. Further, the Company charged the debt issuance cost of $1,955,000 against the proceeds. Debt discount and debt issuance costs are amortized using the effective interest rate method over the period from the issuance date through the stated maturity date. The Company recognized interest expense of approximately $137,000 for the period ended June 30, 2022, including interest relating to contractual interest obligation approximately of $32,000 and amortization of the debt discounts of approximately $105,000. As of June 30, 2022, the carrying amount of the Debenture was approximately $105,000 and the unamortized discount was $1,995,000.

Note 13 — Stockholders’ Equity

Ordinary Shares and Preferred Shares

The Company is authorized to issue (i) 450,000,000 ordinary shares, $0.0001 par value per share, divided into 300,000,000 Class A ordinary shares and 150,000,000 Class B ordinary shares, and (ii) 50,000,000 preferred shares, $0.0001 par value per share. As of June 16, 2020, subsequent to the closing of the Business Combination, there were 17,399,176 ordinary shares outstanding, including 7,647,962 Class A ordinary shares and 9,751,214 Class B ordinary shares, and no preferred shares outstanding.

The shareholders of Class A and Class B ordinary shares have the same rights except for the voting and conversion rights. Each Class A ordinary share is entitled to one vote, and is not convertible into Class B ordinary share under any circumstance; and each Class B ordinary share is entitled to ten votes, and is convertible into one Class A ordinary share at any time by the holder thereof, subject to adjustments for any subdivision or combination. On February 16, 2022, the Company held a General Meeting of Shareholders that approved the increase by the number of votes attached to Class B Ordinary Shares from ten (10) votes per Class B Ordinary Share to twenty five (25) votes per Class B Ordinary Share.

A total of 1,486,504 and 2,450,000 Class A ordinary shares, represented by ADSs were issued in March 2021 and March 2022, respectively, in connection with 2020 Share Incentive Plan (as discussed in Note 14).

As of June 30, 2022 and December 31, 2021, there was an aggregate of 40,194,722 and 29,677,969 Class A ordinary shares issued and outstanding, respectively; and an aggregate of 9,843,096 Class B ordinary shares issued and outstanding each. Due to the failure in meeting the First Net Income Target for the year ended December 31, 2021, the First Half Earnout Property was to be forfeited.

As of June 30, 2022 and December 31, 2021, there was an aggregate of 150 and 6,500 Series A preferred shares issued and outstanding, respectively, and an aggregate of 4,000 Series B preferred shares issued and outstanding each.

August 2020 Private Placement

On August 1, 2020, the Company entered into a securities purchase agreement (as amended on September 29, 2020, and later amended and restated on October 19, 2020) with three investors (collectively, the “Investors”). Two tranches of transactions contemplated under the agreement were closed on August 3 and November 13, 2020, respectively. As a result, an aggregate of 1,500,000 ADSs and 1,500,000 warrants to purchase an aggregate of 1,500,000 of the Company’s ADS at US$3.00 per ADS (the “August 2020 PIPE Warrants”) were issued at US$2.00 per ADS for an aggregate purchase price of US$3 million, and an aggregate of 150,000 ADSs were issued as origination fee. Issuance costs of approximately $469,000 were recorded as a charge to additional paid-in capital, including legal and accounting fees. In accordance with ASC 815-40, Derivatives and Hedging — Contracts in Entity’s Own Equity, warrants are classified within stockholders’ equity as “additional paid in capital” upon their issuance. The proceeds were allocated to ordinary shares and private investment in public equity warrants (“PIPE Warrants”) on the relative fair value of the securities in accordance with ASC 470-20-30. In aggregate, the net proceeds to the Company were approximately $2,531,000 classified within stockholders’ equity, including a subscription receivable of $508,750 classified in the other receivables in the condensed consolidated balance sheets as of December 31, 2020 which was received in January 2021.

Such warrants shall be exercisable for a period of three years from the issuance date. Exercise price is subject to adjustments in case of reorganization, consolidation, merger etc. and in case of stock purchase rights in the subsequent two-year period at a price per share less than the exercise price as stated in the securities purchase agreement.

The exercise price of PIPE Warrants was adjusted to $2.00 per share as a result of January 2021 Call Options as discussed below, and adjusted a second time to $1.75 per share as a result of December 2021 Series B Convertible Preferred Shares. In accordance with ASC 260-10-25-1, when a down round feature is triggered, the Company recognized the effect of the down round feature in an aggregate of $278,000 and $16,000, respectively, and the effect is treated as a dividend and a reduction to income available to ordinary shareholders in the basic EPS calculation.

For the year ended December 31, 2021, 770,833 Class A ordinary shares, as represented by ADSs were issued for the aggregate proceeds of approximately $1.5 million, as a result of investors’ exercise of August 2020 PIPE Warrants.

Share Subscription Agreement with Yun Tian

On December 19, 2020, the Company entered into a private placement share subscription agreement (the “Share Subscription Agreement”) with Yun Tian Investment Limited (“Yun Tian”). Yun Tian subscribes for an aggregate of not more than 4,540,000 Class A ordinary shares (the “Subscription Shares”) by tranches at a subscription price of $2.2 per share before June 30, 2021.

For the six months ended June 30, 2021, the Company received subscription price in an aggregate of $0.8 million from Yun Tian, and the related Subscription Shares of 353,623 Class A shares were issued. The Share Subscription Agreement is automatically terminated at June 30, 2021.

January 2021 Call Options

On January 6, 2021, the Company entered into a binding strategic cooperation framework agreement (the “Strategic Cooperation Agreement”) with Mr. Yao Yongjie (“Mr. Yao”) and engaged Mr. Yao as the chief technical adviser to provide technical advice and consultancy service in blockchain industry. The Company grants to Mr. Yao options (the “Call Options”) to subscribe for 6 million Class A ordinary shares, represented by ADSs at a price fixed at US$2 per share. Within 24 months of the signing of the Strategic Cooperation Agreement, Mr. Yao may exercise the right to subscribe for such shares by tranches if the following conditions are met:

(i)	if the closing price of the shares in the Company exceeds US$3 per share for 3 consecutive trading days, Mr. Yao may exercise 2 million call options;

(ii)	if the closing price of the shares in the Company exceeds US$5 per share for 3 consecutive trading days, Mr. Yao may exercise 2 million call options;

(iii)	if the closing price of the shares in the Company exceeds US$7.50 per share for 3 consecutive trading days, Mr. Yao may exercise 2 million call options.

The Company estimated the fair value of the call options at $0.47, $0.33 and 0.16 per share for three tranches, respectively on the date of grant using Binomial Option Pricing Model applying an expected term of 2 years, a stock price of $1.94 per share, volatility of 51.69%, a risk free rate of 0.21% and an expected dividend yield of 0%. The aggregate fair value of the Call Options of $1,909,000 is recognized as stock-based compensation expense over the requisite service period which is five-year period from the date thereof.

For the periods ended June 30, 2022 and 2021, an aggregate of $191,000 each was recognized in expenses. For the year ended December 31, 2021, 2,000,000 Class A ordinary shares, as represented by ADSs were issued for the aggregate proceeds of $4.0 million, as a result of exercise of Call Options.

Note 14 — Stock-Based Compensation

2020 Share Incentive Plan

In June 2020, in connection with the Business Combination, the Company’s board approved the 2020 Share Incentive Plan (the “2020 Plan”) and reserved 4,632,449 ordinary shares for issuance thereunder. The Company’s employees, non-employee directors and consultants are eligible to receive options, restricted shares, restricted share units, dividend equivalents, deferred shares, share payments or share appreciation rights, which may be awarded or granted under the Plan (collectively, “Awards”). Generally, each option will have an exercise price determined by the administrator and set forth in the award agreements which may be a fixed or variable price related to the fair market value of the Company’s ordinary shares and a contractual term up to ten years. The administrator is authorized to grant deferred shares to any eligible individual. The number of shares of deferred shares shall be determined by the administrator; shares underlying a deferred share award will not be issued until the deferred share award has vested, pursuant to a vesting schedule or other conditions or criteria set by the administrator. As of December 31, 2021, a total of 1,486,504 shares had been granted under the 2020 Plan and 3,145,945 shares remained available for future awards.

On March 3, 2022, 2,450,000 deferred shares were granted to certain non-employee consultants for their services for the years of 2022 and 2023. All of the deferred shares granted are fully vested on the grant date. The Company estimated the fair value of shares at the closing price on the grant date in an aggregate of $1,837,500. The stock-based compensation expenses are recognized over the requisite service period which were as follows for the period ended June 30, 2022. As of June 30, 2022, a total of 3,936,504 shares had been granted under the 2020 Plan and 695,945 shares remained available for future awards.

Professional fees	$121,875
Communication and technology	112,500
General and administrative	121,875
Marketing	103,125
Total stock-based compensation	$459,375

Note 15 — Income Taxes

The current and deferred portions of the income tax expense included in the consolidated statements of operations and comprehensive income (loss) as determined in accordance with ASC 740, Income Taxes, are as follows:

	Six Months Ended June 30,
	2022	2021

Current	$3,069	$53,239
Deferred	-	1,128
	$3,069	$54,367

A reconciliation of the difference between the expected income tax expense or benefit computed at applicable statutory income tax rates and the Group’s income tax expense is shown in the following table:

	Six Months Ended June 30,
	2022	2021

Income tax expense (benefit) at applicable statutory rate (1)	$(3,472,095)	$(1,688,110)
Nondeductible expenses	358,810	(402,509)
(Income) not subject to tax	(1,870)	-
Impact of foreign tax rate differential (2)	2,490,170	1,151,121
Current year change in valuation allowance	657,985	940,626
Other	(29,931)	53,239
Reported income taxes	$3,069	$54,367

(1)	The applicable statutory rate applied is based on the profits tax rates in Hong Kong. Effective for tax years ended on or after December 31, 2018, the applicable tax rate was 8.25% on the first HK $2,000,000 of assessable profits and 16.5% on any assessable profits above that threshold. The 8.25% tax rate can only be utilized by one entity in a controlled group. All other Hong Kong entities in the Group utilize the 16.5% tax rate. The Singapore entity within the Group has an applicable tax rate of 17.0%. The entity in the United States within the Group has a federal tax rate of 21.0%.

(2)	The Group also has entities domiciled in the British Virgin Islands and the Cayman Islands, but such entities are not subject to income or capital gains taxes.

Significant components of the Group’s deferred tax assets (liabilities) are presented below:

	June 30, 2022	December 31, 2021
(unaudited)
Deferred tax asset
Others	$-	$-
Fixed assets	-	-
Net operating loss carryforwards	3,786,211	2,987,597
Less: Valuation allowance	(3,786,211)	(2,987,597)

Net deferred tax asset	$-	$-
Deferred tax liability
Accrued employee benefits	$-	$-
Fixed assets	-	-

Deferred tax liability, net	$-	$-

Management has applied a valuation allowance to the total amount of deferred tax assets based on the determination that it is more likely than not that some portion of the deferred tax asset will not be realized. This determination was based on the historic and estimated future profitability of the entities to which the deferred tax assets relate. The tax rules in Hong Kong do not allow the Group to file on a consolidated basis.

Note 16 —Lease

All of the Group’s leases are classified as operating leases and primarily consist of real estate leases for corporate offices and other facilities. As of June 30, 2022, the weighted-average remaining lease term on these leases is approximately 2.55 years and the weighted-average discount rate used to measure the lease liabilities was approximately 2.86%. The Group’s lease agreements do not contain any residual value guarantees, restrictions or covenants. Cash paid for amounts included in the measurement of operating lease liabilities was $314,000 for the six months ended June 30, 2022.

The following table presents balances reported in the consolidated balance sheets related to the Group’s leases:

As at
June 30, 2022
Operating lease right-of-use assets	$1,279,030
Operating lease liabilities	$1,354,389

The following table presents operating lease cost reported in occupancy expenses on the consolidated statements of comprehensive (loss)/income related to the Group’s leases:

Period ended
June 30, 2022
Operating lease cost	$350,749

The following table reconciles the undiscounted cash flows of the Group’s leases as of June 30, 2022 to the present value of its operating lease payments:

12-Month Period ended June 30,

2023	$569,125
2024	551,458
2025	261,276
2026	32,717
Thereafter	0
Total undiscounted operating lease payments	1,414,576
Less: imputed interest	(60,187)
Present value of operating lease liabilities	1,354,389

The Group’s minimum annual lease commitments as of December 31, 2021, in accordance with ASC Topic 840, were as follows:

December 31, 2021

2022	$664,583
2023	476,306
2024	390,481
Thereafter	-
$1,531,370

Note 17 — Regulatory Requirements

The following table illustrates the minimum regulatory capital as established by the Hong Kong Securities and Futures Commission, the Insurance Authority (Hong Kong), Monetary Authority of Singapore, and the Cayman Islands Monetary Authority (CIMA) that the Company’s subsidiaries were required to maintain as of June 30, 2022 and the actual amounts of capital that were maintained.

Entity Name	Minimum Regulatory Capital Requirements	Capital Levels Maintained	Excess Net Capital	Percent of requirement Maintained
Lion International Securities Group Limited	$382,361	$1,231,249	$848,888	322%
Lion Futures Limited	382,361	1,384,723	1,002,362	362%
Lion Asset Management Limited	12,745	111,125	98,380	872%
BC Wealth Management Limited	12,745	248,811	236,066	1952%
Lion International Financial (Singapore) Pte. Ltd.	718,061	855,969	137,909	119%
Lion Broker Limited (Cayman)	10,407,768	15,542,282	5,134,514	149%
Total	$11,916,041	$19,374,159	$7,458,119	163%

Note 18 — Segment Reporting

ASC 280, Disclosures about Segments of an Enterprise and Related Information, establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise which engage in business activities from which they may earn revenues and incur expenses, and about which separate financial information is available that is evaluated regularly by the chief operating decision-maker, or decision-making group, in deciding how to allocate resources and in assessing performance. Reportable segments are defined as an operating segment that either (a) exceeds 10% of revenue, or (b) reported profit or loss in absolute amount exceeds 10% of profit of all operating segments that did not report a loss or (c) exceeds 10% of the combined assets of all operating segments.

The Group has three primary operating segments (1) futures and securities brokerage services; (2) market making (CFD) trading; (3) TRS trading; and (4) others. The Group’s futures and securities brokerage segment generates commissions income by enabling customers to trade in futures and securities markets throughout the world. The Group engages in market making (CFD trading) activities where it serves as the counterparty to its customers in derivative transactions. The Group experiences trading gains and losses from such market making (CFD trading) activities. The Group also generated income from TRS trading business including the commission income from the securities trading and interest income from the loan to customers. Other businesses include the following: (1) insurance brokerage segment which generates commissions by providing insurance brokerage services to high-net-worth individuals; (2) proprietary trading activities in investment securities, futures and derivatives, (3) sale of NFT and development NFT platform and Metaverse games; (4) cryptocurrency mining; and (5) executive management functions and corporate overhead.

	Futures and securities brokerage services	CFD trading	TRS trading	Other	Total
Six months ended June 30, 2022
Revenue	$1,979,384	$(6,911,887)	$(798,523)	$1,381,295	$(4,349,731)

Commissions and fees	1,444,452	7,863	452,634	211,072	2,116,021
Compensation and benefits	506,055	-	-	1,417,204	1,923,259
Occupancy	-	1,800	1,800	369,028	372,628
Communication and technology	220,442	170,108	170,108	369,860	930,518
General and administrative	53,308	32,569	32,569	563,414	681,860
Crypto currencies	-	-	-	-	-
Professional fees	383	68,732	68,732	2,844,723	2,982,570
Research and development	-	-	-	4,160,033	4,160,033
Service fees	-	248,240	582,899	239,748	1,070,887
Interest	-	-	885,289	136,484	1,021,773
Depreciation	394	400,000	400,000	397,728	1,198,122
Marketing	1,181	34,000	34,000	322,030	391,211
Payment service charge	-	(69,981)	67,620	-	(2,361)
Change in fair value of warrant liabilities	-	-	-	(759,375)	(759,375)
Impairment of fixed assets	-	-	-	1,691,079	1,691,079
Impairment of cryptocurrencies	-	-	-	293,619	293,619
Other operating expenses	(1,617)	-	-	(21,711)	(23,328)

	2,224,598	893,331	2,695,651	12,234,936	18,048,516

Income (loss) from operations	$(245,214)	$(7,805,218)	$(3,494,174)	$(10,853,641)	$(22,398,247)

Total segment assets	$4,883,736	$22,768,398	$57,414,627	$18,168,359	$103,235,120

	Futures and securities brokerage services	CFD trading	TRS trading	Other	Total
Six months ended June 30, 2021
Revenue	$1,212,222	$(1,074,343)	$4,045,485	$(583,067)	$3,600,297

Commissions and fees	814,295	15,000	275,046	84,902	1,189,243
Compensation and benefits	594,038	-	-	1,789,509	2,383,547
Occupancy	-	2,100	2,100	343,460	347,660
Communication and technology	224,232	281,763	281,763	159,534	947,292
General and administrative	40,133	52,360	42,108	495,458	630,059
Crypto currencies	-	-	-	219,662	219,662
Professional fees	773	95,064	95,064	799,110	990,011
Service fees	-	187,684	2,123,334	163,104	2,474,122
Interest	-	-	109,268	832,996	942,264
Depreciation	1,476	266,666	-	11,538	279,680
Marketing	1,010	27,500	27,500	497,748	553,758
Payment service charge	-	292,630	-	-	292,630
Other operating expenses	1,526	-	-	17,948	19,474

	1,677,483	1,220,767	2,956,183	5,414,969	11,269,402

Income (loss) from operations	$(465,261)	$(2,295,110)	$1,089,302	$(5,998,036)	$(7,669,105)

Total segment assets	$4,412,577	$10,643,070	$49,957,418	$21,504,303	$86,517,368

Note 19 — Subsequent Events

Entry into a Material Agreement and Unregistered Sale of Equity Securities

On August 9, 2022, the Group entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with ATW Opportunities Master Fund II, L.P. (the “Purchaser”), pursuant to which the Group received net proceeds of $3,300,000 in consideration of the issuance of Convertible Debenture (the “Debenture”) in the principal amount of $3,500,000.

The transactions contemplated under the Securities Purchase Agreement closed on August 10, 2022 (“First Closing Date”). The Group intends to use the proceeds from the issuance of the Debenture for working capital purposes.

The Debenture matures on August 9, 2025, bears interest at a rate of 8% per annum to the extent such interest is paid in cash or 12.0% to the extent such interest is paid in ADSs at the Group’s election, and is convertible into ADSs, beginning after its original date of issuance at a conversion price is the lesser of $1.25 or 85% of the lowest daily volume-weighted average price in the last fifteen (15) trading days immediately prior to conversion, subject to adjustment, per ADS. Interest is payable quarterly in cash, or the Group may pay accrued interest in its ADSs.

The Group granted the Purchaser the right to purchase a pro-rata share (based on the original subscription amount as to the first closing) of an additional $25 million of Debentures within 24-month anniversary of the First Closing Date.

The Group has also granted the Purchaser a 24-month right to participate in specified future financings, up to a level of 30%.